American States
Water Company

Notice of the 2008 Annual Meeting of Shareholders and the 2008 Proxy Statement

Notice of 2008 Annual Meeting of Shareholders

Date:	May 20, 2008
Time:	10:00 a.m., Pacific Time
Location:	Pasadena Hilton 168 S. Los Robles Avenue Pasadena, California
Record Date:	March 21, 2008
Agenda:	To elect the following four class II directors to the board of directors to serve until the annual meeting in 2010 or until their successors are duly elected and qualified:

Mr. N.P. Dodge, Jr.
Mr. Robert F. Kathol
Mr. Gary F. King
Mr. Lloyd E. Ross

To approve the 2008 Stock Incentive Plan;

To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm; and

To transact any other business, which may properly come before the 2008 annual meeting or any adjournment thereof.

By order of the board of directors:

Robert J. Sprowls

Mr. Robert J. Sprowls
Corporate Secretary

San Dimas, California
April 4, 2008

Directions for Attending the 2008 Annual Meeting

We will hold the 2008 annual meeting at the Pasadena Hilton, 168 S. Los Robles Avenue, Pasadena, California.

For shareholders of record, the detachable portion of your proxy card is your ticket to the 2008 annual meeting. Please present your ticket when you reach the registration area at the 2008 annual meeting.

For shareholders who hold shares through a brokerage firm, bank or other holder of record, your admission ticket is the copy of your latest account statement showing your investment in our common shares. Please present your account statement to one of our representatives at the 2008 annual meeting. You cannot vote your shares at the 2008 annual meeting unless you have obtained a legal proxy from your broker, bank or other shareholder of record. A copy of your account statement is not sufficient for this purpose.

Directions to the Pasadena Hilton


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200 m
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TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

April 4, 2008

American States Water Company
630 East Foothill Blvd.
San Dimas, California 91773

2008 Proxy Statement

We are sending this proxy statement and the accompanying proxy to each of our shareholders of record on or about April 4, 2008 in connection with the solicitation by our board of directors of proxies to be voted at our 2008 annual meeting and any adjournments thereof. We have set the record date for determining the shareholders entitled to vote at the 2008 annual meeting as the close of business on March 21, 2008. As of March 21, 2008, we had 17,243,069 common shares outstanding. Each of our common shares is entitled to one vote.

We will hold our 2008 annual meeting on May 20, 2008 at 10:00 a.m., Pacific Time, at the Pasadena Hilton, 168 S. Los Robles Avenue, Pasadena, California.

INFORMATION ABOUT THE 2008 ANNUAL MEETING

What is the purpose of the 2008 annual meeting?

At our 2008 annual meeting, we will ask our shareholders to elect four class II directors who will serve until our annual meeting of shareholders in 2010, or until our shareholders duly elect their qualified successors. We will also ask shareholders to approve the 2008 Stock Incentive Plan, to ratify the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm, and to vote on any other matter which may properly come before the 2008 annual meeting or any adjournment, including any proposal to adjourn the 2008 annual meeting.

Even if you are able to attend the 2008 annual meeting, we encourage you to vote early using the mail, telephone or on-line methods described below.

Who may attend the 2008 annual meeting?

Our shareholders and our representatives may attend our 2008 annual meeting. If you are a shareholder of record on the record date, you *must* bring the detachable portion of your proxy card in order to gain admission to our 2008 annual meeting. You are a shareholder of record if your shares are registered directly in your name. We mailed this proxy statement directly to you if you are a shareholder of record.

If you are a shareholder who holds shares through a brokerage firm, bank or other holder of record on the record date, you *must* bring a copy of your latest account statement showing your investment in our common shares. If you are a beneficial owner of our shares, your broker, bank or nominee sent this proxy statement to you.

How may I vote my shares in person at the 2008 annual meeting?

If you are the shareholder of record, you may vote your shares in person at the 2008 annual meeting if you have the detachable portion of your proxy card as proof of identification. If you are the beneficial owner of shares held in street name, you may vote your shares, at the meeting, if you obtained a legal proxy from your broker, bank or other shareholder of record.

How may I vote my shares without attending the 2008 annual meeting?

All proxies that shareholders properly sign *and* return, unless properly revoked, will be voted at the 2008 annual meeting or any adjournment thereof in accordance with the instructions indicated on the proxy.

You may vote your shares without attending the 2008 annual meeting by mail, by telephone or by Internet.

Voting by Mail

- You may sign, date and return your proxy cards in the pre-addressed, postage-paid envelope provided.

Voting by Telephone

- You may vote by proxy using the toll-free telephone number listed on the proxy card. Please have the proxy card in hand before calling.
- If your shares are held through a brokerage firm, bank or other holder of record, you may vote by telephone *only if* the holder of record (broker, bank or other holder of record) offers that option to you.

Voting by Internet

- You may also choose to vote by proxy using the Internet. The Internet address is www.proxyvote.com which is also listed on the proxy card. Please have the proxy card in hand before going online.
- If your shares are held through a brokerage firm, bank or other holder of record, you may vote by Internet *only if* the holder of record (broker, bank or other holder of record) offers that option to you.

Regardless of whether or not you attend the 2008 annual meeting in person, we encourage all of our shareholders to use the enclosed proxy card to vote their shares.

May I change my vote after I submit a proxy?

You may revoke your proxy at any time before the named proxies vote at the 2008 annual meeting by any of the following methods:

- filing with us a written notice of revocation of the proxy bearing a later date,
- attending the 2008 annual meeting and voting in person, or
- presenting a written notice of the revocation of the proxy at the 2008 annual meeting.

If you hold your shares through a broker, bank or other shareholder of record, then you must obtain a legal proxy in order to take any of these actions.

Please bear in mind that your execution of a proxy will not affect your right to attend the 2008 annual meeting or any adjournment thereof and vote in person; *however*, your attendance at the 2008 annual meeting will not, by itself, revoke your proxy, unless you take one of the actions listed above.

How may I cast my vote?

In the election of directors, you may vote your shares for the nominees in the following manner:

- "**FOR**" all of the nominees,
- "**WITHHOLD**" all (you may withhold your authority to vote for any nominee by lining through or otherwise striking out the name of any nominee), or
- "**FOR ALL EXCEPT,**" and write in the nominee(s) with respect to whom you choose to withhold your authority to vote.

With respect to the vote to approve the 2008 Stock Incentive Plan, you may vote your shares in the following manner:

- "**FOR,**"
- "**AGAINST,**" or
- "**ABSTAIN**"

With respect to the vote to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm, you may vote your shares in the following manner:

- "**FOR,**"
- "**AGAINST,**" or
- "**ABSTAIN**"

Each share is entitled to one vote on each of these matters.

May I cumulate my votes for a director?

You may not cumulate your votes for a director (i.e., cast for any candidate a number of votes greater than the number of common shares that you hold on the record date) unless you or another shareholder

- places the candidate's name in nomination prior to the voting, and
- prior to the voting, gives notice of an intention to cumulate votes at the 2008 annual meeting.

If you or any other shareholder gives notice prior to voting of an intention to cumulate votes, then all shareholders may cumulate their votes for candidates who have been nominated.

How does the board recommend that I vote at the 2008 annual meeting?

Our board recommends that you vote your shares "**FOR**" each of the nominees for class II director, "**FOR**" the approval of the 2008 Stock Incentive Plan, and "**FOR**" the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

How will the named proxies vote if I send in my proxy without voting instructions?

The named proxies will vote "**FOR**" the election of the board's nominees as directors, "**FOR**" the approval of the 2008 Stock Incentive Plan, and "**FOR**" the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm if you send in your proxy without voting instructions. Unless you otherwise instruct, the named proxies will also vote on any other matter that properly comes before the 2008 annual meeting, including adjournment as they determine in their discretion.

How will the named proxies vote if a nominee is unable to serve as director?

In the event any one or more of the nominees is withdrawn from nomination as a director or is unable to serve for any reason, a contingency not now anticipated, the named proxies may vote for a substitute nominee or nominees, unless otherwise instructed by a shareholder on his or her proxy.

What vote is required to approve each of the proposals?

Proposal 1

Candidates for the board of directors receiving the highest number of affirmative votes of the shares entitled to vote at the 2008 annual meeting, in person or by proxy (up to the number of directors to be elected) will be elected. Votes cast against a candidate or votes withheld will have no legal effect. Brokers are authorized to vote on this proposal unless you instruct otherwise.

Proposal 2

A majority of our common shares present at the 2008 annual meeting in person or by proxy must vote in favor of the 2008 Stock Incentive Plan, or 2008 plan, and the total vote cast must represent over 50% in interest of all shares entitled to vote on the proposal in order for us to approve grants of stock awards under the 2008 plan. Abstentions on this proposal will have the effect of a vote against the proposal. Brokers are only authorized to vote on this proposal in accordance with your instructions.

Proposal 3

The appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm will be ratified by the affirmative vote of those present in person or by proxy at the 2008 annual meeting. Abstentions on this proposal will have the effect of a vote against the proposal. Brokers are authorized to vote on this proposal unless you instruct otherwise.

What happens if cumulative voting occurs?

If we conduct voting for directors by cumulative voting, then you may cast a number of votes equal to the number of directors authorized multiplied by the number of shares you have a right to vote. You may cast your votes for a single candidate or you may distribute your votes on the same principle among as many candidates in whatever proportion you desire.

The accompanying proxy card will grant the named proxies discretionary authority to vote cumulatively if cumulative voting applies. Unless you instruct the named proxies otherwise, the named proxies will vote *equally* for each of the four candidates for the office of director; provided, however, that if sufficient numbers of our shareholders exercise cumulative voting rights to elect one or more candidates, the named proxies will:

- determine the number of directors they may elect,
- select such number from among the named candidates,
- cumulate their votes, and
- cast their votes for each candidate among the number they are entitled to vote.

What is the quorum requirement for the 2008 annual meeting?

A quorum is present if shareholders holding a majority of shares entitled to vote on the record date are present at the 2008 annual meeting, either in person or by proxy. We will count shares represented by proxies that reflect abstentions and broker non-votes as present and entitled to vote for purposes of determining the presence of a quorum. The term broker non-vote refers to shares held by brokers or nominees who have not received instructions on how to vote from the beneficial owners or persons entitled to vote if the broker or nominee indicates on the proxy that the broker or nominee does not have discretionary power to vote on the matter.

Who bears the costs of proxy distribution and solicitation?

We will bear the entire cost of preparing, assembling, printing and mailing proxy statements, and the costs of any additional materials, which the board may furnish to you. We will solicit proxies by U.S. mail or, in the case of brokers, banks and other nominees by personal delivery. We have engaged the services of Morrow & Company for $7,500 to assist us in soliciting proxies. We may also solicit proxies by telephone, or personally, by directors, officers and regular employees of the company who will receive no extra compensation for performing these services.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares are either registered differently or appear in more than one account. Please provide us with voting instructions for *all* proxy and voting instruction cards that you receive.

Who will serve as inspector of election?

The board of directors has appointed Broadridge Financial Solutions, Inc. to act as the inspector of election. The inspector of election will count all votes cast, whether in person or by proxy.

How is an annual meeting adjourned?

Shareholders may adjourn an annual meeting by the affirmative vote of a majority of the shares represented at the annual meeting, in person or by proxy, even if a quorum is not present. In the absence of a quorum at the 2008 annual meeting, no business may be transacted at the 2008 annual meeting other than an adjournment. We may conduct any business at an adjourned meeting which we could have conducted at the original meeting.

We are not required to give you notice of an adjournment of an annual meeting if we announce the time and place of the adjournment at the annual meeting at which the adjournment takes place. We must, however, give you notice of the adjourned meeting if the adjournment is for more than 45 days or, if after the adjournment, we set a new record date for the adjourned meeting.

BOARD STRUCTURE AND COMMITTEES

How is the board of directors structured?

The board of directors currently consists of eight directors divided into two classes (class I and class II). Shareholders elect directors in each class to serve for a two-year staggered term expiring in successive years or until shareholders duly elect their successors. The term of the class II directors will expire at the 2010 annual meeting.

Lloyd Ross, the chair of the board, is a non-voting ex-officio member of all committees of the board and is the presiding director for non-management executive sessions of the board. The board holds non-management executive sessions of the board following regularly scheduled meetings and on an as-needed basis.

What are the procedures for changing the number of directors?

Under our bylaws, the board of directors may increase the authorized number of directors up to nine without obtaining shareholder approval so long as we list our common shares on the New York Stock Exchange. In the event that the number of directors increases, we will apportion the increase between each of the classes of directors to make each class as nearly equal as possible. If the number of authorized directors is increased to nine during any period that we list our common shares on the New York Stock Exchange, the board will apportion the directors among three classes, each consisting of one-third of the directors, instead of two classes. Directors would then serve for a term of three years, with one-third of the directors elected each year.

The board of directors may also decrease the number of authorized directors to no less than five without shareholder approval. If the number of authorized directors is decreased to five, then the board will cease to be classified, provided, that the decrease in the number of directors cannot shorten the term of any incumbent director.

Unless otherwise approved by our shareholders, the board of directors will cease to be classified if our common shares are not listed on the New York Stock Exchange.

How are vacancies filled on the board of directors?

The majority of the remaining directors may fill vacancies on the board, except those existing as a result of a removal of a director, though less than a quorum. If the board consists of only one director, the sole remaining director may fill all vacancies on the board. Each director so elected will hold office until the end of the term of the director who has been removed, or until the director's successor has been duly elected and qualified. Our shareholders also have the right to elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors.

Under what circumstances may a director be removed from the board?

Under California law, members of the board of directors may be removed

- by the board of directors as the result of a felony conviction or court declaration of unsound mind,
- by the shareholders without cause, or
- by court order for fraudulent or dishonest acts or gross abuse of authority or discretion.

Generally, shareholders may not remove a director if the votes cast against removal are sufficient to elect the director if voted cumulatively at an election of directors held at the time of removal. In addition, no director may be removed by shareholders by written consent unless all shareholders vote for removal of the director.

What committees does the board of directors have?

The board has three standing committees:

- an audit and finance committee,
- a nominating and governance committee, and
- a compensation committee.

Each of these committees operates under a written charter which identifies the purpose of the committee and its primary functions and responsibilities. Information regarding how to obtain a copy of the charters is set forth in this proxy statement under the heading "Obtaining Additional Information From Us."

The board has also established a committee to review our contract operations known as the ASUS Committee and a strategy and corporate development committee.

How often did the board and each of the committees meet?

During 2007,

- directors met, as a board, eleven times,
- the audit and finance committee met eleven times,
- the nominating and governance committee met five times,
- the ASUS committee met four times,
- the compensation committee met six times, and
- the strategy and corporate development committee (formerly the special projects committee) met five times.

No board member attended less than 75% of the meetings of the board in 2007 during the period in which the member served as a director. No committee member attended less than 75% of the committee meetings of any committee in which he or she was a member.

NOMINATING AND GOVERNANCE COMMITTEE

What is the function of the nominating and governance committee?

The nominating and governance committee assesses qualifications of candidates to fill vacancies on the board and makes recommendations to the board regarding candidates to fill these vacancies. The nominating and governance committee also recommends to the board changes in the company's corporate governance policies and procedures, CEO succession and board training.

How does the nominating and governance committee assess candidates to fill vacancies on the board?

The nominating and governance committee selects nominees for directors on the basis of a number of qualifications, including:

- a reputation for integrity, honesty and adherence to high ethical standards,
- holding or having held a generally recognized position of leadership,
- business acumen, business or governmental experience and an ability to exercise sound business judgment in matters that relate to our current and long-term objectives,
- an interest and ability to understand the sometimes conflicting interests of our various constituencies, including shareholders, employees, customers, regulators, creditors and the general public,
- an interest and ability to act in the interests of all shareholders, and
- an ability to work constructively with groups of diverse perspectives and to tolerate opposing viewpoints.

The nominating and governance committee considers candidates recommended by board members, professional search firms, shareholders and other persons, in addition, to board members whose terms may be expiring. The manner in which the nominating and governance committee evaluates a new person as a nominee does not differ based on who makes the nomination.

What is the role of the board in the nomination process?

After the board receives the nominating and governance committee's recommendation on nominees, the board then nominates director candidates the board deems most qualified for election at an annual meeting.

If a vacancy or a newly created board seat occurs between annual meetings, the board is responsible for filling the vacancies or newly created board seat in accordance with our bylaws as described above under the heading "How are vacancies filled on the board of directors?"

Who are the members of the nominating and governance committee?

Ms. Holloway is the chair of the nominating and governance committee. Mr. Anderson, Dr. Bontá, and Mr. Dodge are members of this committee. Mr. Ross serves as a non-voting ex-officio member of this committee.

How may a shareholder nominate a person to serve on the board?

You may submit the name of a person for election as a director either by submitting a recommendation to the nominating and governance committee or by directly submitting a name for consideration at a shareholder meeting. In either event, you must submit the name of the nominee in writing to our corporate secretary at our corporate headquarters between February 21, 2009 and March 24, 2009, in order for your nominee to be considered for election as a director at the 2009 annual meeting. If we change the 2009 annual meeting date by more than 30 days or a special meeting is held, you will have another opportunity to submit nominations. In this case, the corporate secretary must receive your nomination at our corporate headquarters no later than the close of business on the tenth day following the earlier of the date on which we mail you notice of the meeting or we publicly disclose the meeting date.

Your notice to the corporate secretary must contain:

- all information that the Securities and Exchange Commission requires us to disclose in our proxy statement about the nominee,
- a consent by the nominee to be named in the proxy statement and to serve as a director if elected,
- the name and address of the record and beneficial owner, if any, of the shares making the nomination, and
- the number of shares held.

If you submit a name for consideration by the nominating and governance committee, we may also ask you to provide other information reasonably related to the recommended individual's qualifications as a nominee. The person recommended should be able to, upon request and with reasonable advance notice, meet with one or more members of the nominating and governance committee and/or the board of directors to inquire into the nominee's qualifications and background and otherwise to be interviewed for purposes of the nomination.

If you plan to submit a name directly for nomination as a director at a shareholder meeting, you must comply with all requirements of the Securities Exchange Act of 1934 in connection with soliciting shareholders to vote for your nominee.

We have made no material changes in 2008 to these procedures for the nomination of directors.

Did we pay fees to any third party to assist us in evaluating or identifying potential nominees to the board?

We paid fees to Korn/Ferry International for assisting us in identifying potential candidates to fill a vacancy on the board. We selected Dr. Bontá to fill this position in January 2007 with a term expiring at the 2007 annual meeting. Our shareholders approved the reelection of Dr. Bontá at the 2007 annual meeting.

Did we receive any nominations for director from certain large beneficial owners of our common shares?

We have not received any nominations from a shareholder or a group of shareholders owning more than 5% of our outstanding common shares.

AUDIT AND FINANCE COMMITTEE

Who are the members of the audit and finance committee?

Mr. Kathol is the chair of the audit and finance committee. Mr. Dodge and Mr. King are members of this committee. Mr. Ross serves as a non-voting ex-officio member of this committee.

Does the audit and finance committee have any audit committee financial experts?

The board of directors determined that Mr. Kathol and Mr. King are "audit committee financial experts" under the corporate governance listing standards of the New York Stock Exchange.

Audit and Finance Committee Report

Functions of the Audit and Finance Committee

The audit and finance committee

- reviews financial information provided to shareholders,
- reviews the overall scope and plans for the audits by the internal auditors and the company's independent registered public accounting firm,
- meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluation of our internal controls and the overall quality of our financial reporting,
- oversees our financial reporting processes on behalf of the board of directors,
- reviews the qualification of our independent registered public accounting firm and appoints (and has sole authority to terminate) our independent registered public accounting firm,
- reviews and approves fees charged by our independent registered public accounting firm,
- reviews and evaluates the effectiveness of our process for assessing significant risks and the steps management takes to minimize these risks,
- reviews and makes recommendations to the board of directors regarding related party transactions,
- reviews accounting and financial human resources,
- establishes procedures for the receipt, retention and treatment of complaints that the company receives regarding accounting, internal controls or auditing matters, and the confidential anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or related party transactions, and
- reviews the committee's charter and its own performance annually.

Management has the primary responsibility for our financial statements, internal controls, disclosure controls and the financial reporting process. PricewaterhouseCoopers LLP, our registered public accounting firm, is responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and issuing a report based on their findings. The audit and finance committee's responsibility is to monitor and oversee our financial reporting process. PricewaterhouseCoopers LLP reports directly to the audit and finance committee and the board of directors.

Discussions with Independent Auditors

PricewaterhouseCoopers LLP provided to the audit and finance committee the written disclosures and letter required by Independence Standards Board Standard No. 1, and the audit and finance committee discussed with them the independence of PricewaterhouseCoopers LLP. The audit and finance committee also reviewed and discussed our audited consolidated financial statements with PricewaterhouseCoopers LLP and the matters required by Statement on Auditing Standards No. 61, including their evaluation of our internal controls and the overall quality of our financing reporting.

Discussions with Management

During 2007, the committee discussed with management the company's audited consolidated financial statements. Management has represented to the audit and finance committee that our internal controls over financial reporting have no material weaknesses and that management prepared the company's consolidated financial statements in accordance with generally accepted accounting principles.

Recommendation for Inclusion in Form 10-K

Based upon the audit and finance committee's discussions with management and PricewaterhouseCoopers LLP, the audit and finance committee's review of the representations of management and the reports and presentations of PricewaterhouseCoopers LLP to the audit and finance committee, the audit and finance committee recommended that the board of directors include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission.

This report is submitted by:

Robert F. Kathol, Chair
N. P. Dodge, Jr., Member
Gary F. King, Member

COMPENSATION COMMITTEE

What is the function of the compensation committee?

The compensation committee approves the compensation of our executive officers, including the compensation of Floyd E. Wicks, the president and chief executive officer of the company. It also administers the 2000 plan and the 2003 Non-Employee Directors Stock Plan, reviews and makes recommendations to the board of directors regarding long-term compensation strategies and periodically reviews the performance of our executive officers. Unless otherwise provided by the board, the compensation committee does not have the authority to delegate its authority to a subcommittee.

Compensation Committee Interlocks and Insider Participation

Mr. Anderson is the chair of the compensation committee. Ms. Holloway and Dr. Bontá are members of this committee. Mr. Ross is a non-voting ex-officio member of this committee.

No member of this committee is an officer or former officer of the company. The board has determined that no member of this committee has a material relationship with the company, either directly or indirectly as a partner, shareholder or officer of an organization that has a material relationship with us or any other relationship with the company that the board of directors determined would affect the independence of that member.

No member of this committee is a current or former officer or employee of the company or any of its subsidiaries. None of the executive officers of the company is (or has been during the past three years) a member of the board of directors or the compensation committee of any company on which any of our directors serve as an executive officer, director or member of the compensation committee.

GOVERNANCE OF THE COMPANY

Is each of our board and committee members independent?

Based on information solicited from each director, the board has determined that each of our directors, other than Mr. Wicks, has no material relationship with us, either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with us and is otherwise independent under the corporate governance standards of the New York Stock Exchange. Mr. Wicks is the only director that is an employee of the company. We have not adopted any other categorical standards for determining whether a board member is independent.

The directors determined to be independent are Mr. Anderson, Dr. Bontá, Mr. Dodge, Ms. Holloway, Mr. Kathol, Mr. King and Mr. Ross. In determining that these directors are independent, the board considered the following facts:

- none of these directors or any of their immediate family members is or has been an executive officer or employee of the company or any of its subsidiaries at any time,
- none of our directors or any of their immediate family members or any "related person" had any indebtedness to us, any business relationship with us or any transaction or proposed transaction with us in excess of $120,000 in 2007, other than compensation for serving as a director or as a member of a committee of the board,
- none of these directors or any of their immediate family members received during any twelve month period within the last three years more than $100,000 in direct compensation from us, other than director and committee fees and stock awards pursuant to our 2003 Non-Employee Directors Stock Plan approved by shareholders,
- none of these directors has accepted, either directly or indirectly, any consulting, advisory or other compensatory fee from us, other than compensation for serving as a director or a member of a committee of the board,
- no director is, or has been, an employee of any entity, including a charitable organization, that has made payments to, or received payments or charitable contributions from us at any time during the past three years for property or services in an amount which, in any single fiscal year exceeded the greater of $1 million or 2% of the other entity's consolidated gross revenues reported for that fiscal year,
- no immediate family member is an executive officer of any entity, including a charitable organization, that has made payments to, or received payments or charitable contributions from us at any time during the past three years for property or services in an amount which, in any single fiscal year exceeded the greater of $1 million or 2% of the other entity's consolidated gross revenues reported for that fiscal year,
- no director or an immediate family member is a current partner or employee of a firm that is our internal or external auditor,
- no director or an immediate family member was within the last three years a partner or employee of our internal or external auditor and personally worked on our audit during that time,
- none of the executive officers of the company is (or has been during the past three years) a member of the board of directors or the compensation committee of any company on which any of our directors serve as an executive officer, director or member of the compensation committee, and

- none of our directors is prohibited from serving on our board of directors by the interlocking director rules of the Federal Energy Regulatory Commission.

We did not identify any other business or other relationship between us and any non-employee director that would affect the independence of these directors nor did the board consider any other relationship or transaction in determining director independence. The board has also affirmatively determined that all members of the audit and finance committee, nominating and governance committee and compensation committee, including Mr. Ross, are independent directors under the corporate governance listing standards of the New York Stock Exchange and that all members of the audit committee are independent under the standards set forth in 10A-3 under the Securities Exchange Act of 1934.

No member of the audit and finance committee served on more than three public company boards.

Do we have any relationships with any executive officer?

No executive officer or any of his or her immediate family members had any indebtedness to us, any business relationship with us or any transaction or proposed transaction with us in 2007.

What procedures do we use for reviewing and approving transactions between us and our directors and executive officers?

We have adopted a code of conduct and guidelines on significant governance issues which include policies and procedures regarding relationships between us and our directors and executive officers. Information about how to obtain a copy of the code of conduct and guidelines on significant governance issues is set forth in this proxy statement under the heading "Obtaining Additional Information From Us."

Our code of conduct prohibits any director or executive officer from engaging in any transactions or other actions which create a conflict of interest, except under guidelines approved by the board or the audit and finance committee. A conflict of interest arises if a director or officer takes an action or has interests that may make it difficult for the director or executive officer to act objectively or effectively and include:

- causing the company or any of its subsidiaries to employ or retain a family member as an employee or consultant,
- causing the company or any of its subsidiaries to do business with any business in which the director, officer or any family member stands to gain personally,
- making investments which may impair the ability of the director or officer to make decisions on behalf of the company,
- taking advantage of business opportunities relating to the company's business or that are discovered through the use of corporate property, information or position for personal gain, without first offering the opportunity to the company, or
- otherwise competing with the company.

Our guidelines on significant governance issues also require each director to disclose to the board any financial or personal interest in any transaction that comes before the board for approval. Each director and executive officer is also required to disclose annually any relationships with the company and to declare that all such relationships during the prior year have been disclosed. Our board did not consider any transactions in which any member of the board or officer had an interest in 2007.

We do not provide loans, loan guarantees or otherwise directly or indirectly extend credit to any of our executive officers or directors.

Have any of our directors, executive officers or affiliates been involved in certain legal proceedings during the past five years?

Mr. Michael George, the executive vice president of corporate development, is the former chief executive officer of Western Water Company. Western Water Company filed for bankruptcy protection under chapter 11 of the federal bankruptcy laws in May 2005 in the Northern District of California, Oakland Division. The bankruptcy court confirmed a plan of reorganization of Western Water Company on February 6, 2006 that became effective on February 17, 2006, and closed the case on March 21, 2006.

None of our executive officers or directors or any affiliate or owner of more than 5% of our common shares has been a party adverse to us in any material legal proceeding.

What is our policy regarding attendance by board members at our annual meetings?

We adopted a policy that each director should make every reasonable effort to attend each annual meeting of shareholders. All directors were present at our 2007 annual meeting.

What is the process for shareholders and other interested persons to send communications to our board?

You or any interested person may, at any time, communicate in writing with the chair of the board who presides at regularly scheduled executive sessions of the non-management directors, any particular director, or non-management directors as a group, by writing to our corporate secretary at American States Water Company, 630 East Foothill Boulevard, San Dimas, California 91773. We will provide copies of written communications received at this address to the relevant director or the non-management directors as a group unless the corporate secretary, in his reasonable judgment, considers the communications to be improper for submission to the intended recipient(s). Examples of communications considered improper for submission include customer complaints, solicitations, ordinary work employee grievances, communications that do not relate directly or indirectly to our business, and communications that relate to improper or irrelevant topics.

What are the requirements for submission of shareholder proposals?

If you want us to include your shareholder proposal in our proxy materials for the 2009 annual meeting, you must submit the proposal to our corporate secretary at American States Water Company, 630 East Foothill Boulevard, San Dimas, California 91773 and our corporate secretary must receive your proposal no later than December 6, 2008. Your proposal must also satisfy the other requirements for shareholder proposals set forth in Rule 14a-8 under the Securities Exchange Act of 1934.

A shareholder making a shareholder proposal should state as clearly as possible the course of action that the shareholder believes we should follow. If we place a shareholder proposal on the proxy card, we will provide, in the form of proxy, the means for other shareholders to specify, by checking a box, as to whether they want to approve, disapprove or abstain from voting on the shareholder proposal.

If you want your shareholder proposal to be considered at the 2009 annual meeting and you have not met the deadline for us to include your shareholder proposal in our proxy materials, you may nevertheless submit your proposal for consideration at the 2009 annual meeting if you comply with the following procedures.

You must deliver or mail your notice to our corporate secretary at American States Water Company, 630 East Foothill Boulevard, San Dimas, California 91773 stating that you intend to submit a shareholder proposal at our 2009 annual meeting Our corporate secretary must receive your notice between February 21, 2009 and March 24, 2009, *unless* we change our 2009 annual meeting date by more than 30 days from the date of our 2008 annual meeting, in which case, our corporate secretary must receive your notice no later than the close of business on the tenth day following the day on which we mail you notice of the meeting or the date we publicly disclose the date of the meeting.

Your notice to our corporate secretary must include for each matter you propose to bring before the 2009 annual meeting:

- a brief description of the matter you intend to bring before the 2009 annual meeting,
- reasons for bringing such matter before the 2009 annual meeting,
- the name and address of the record and beneficial owner, if any, of the shares making the proposal,
- the number of our common shares you own, and
- any material interest you have in the matter.

STOCK OWNERSHIP

Are there any large owners of our common shares?

The following table identifies shareholders who own more than five percent of our outstanding common shares on March 21, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Shares	A group consisting of: Barclays Global Investors, NA Barclays Global Fund Advisors 45 Fremont Street San Francisco, California 94105 Barclays Global Investors, Ltd. Murray House 1 Royal Mint Court London, EC3N 4HH	886,397[(1)]	5.14%[(2)]

(1) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 5, 2008 Barclays Global Investors, NA has sole voting power over 294,324 of our common shares and sole dispositive power over 332,612 of our common shares. Barclays Global Fund Advisors has sole voting power over 386,476 of our common shares and sole dispositive power over 529,077 of our common shares. Barclays Global Investors, Ltd. has sole voting power over 7,092 of our common shares and sole dispositive power over 24,708 of our common shares.

(2) Based on 17,243,069 common shares outstanding on March 21, 2008.

How much stock do directors and management own?

We are providing you information in the table below regarding the number of our common shares beneficially owned by our directors and executive officers as of March 21, 2008, including common shares which each director and executive officer has a right to acquire on or prior to May 20, 2008.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Number of Shares	Percent of Class
James L. Anderson	12,796(1)	*
Diana M. Bontá.	125(1)	*
N. P. Dodge, Jr.	14,551(1)	*
Anne M. Holloway	14,600(1)	*
Robert F. Kathol	12,001(1)	*
Gary F. King	4,113(1)	*
Lloyd E. Ross	13,887(1)	*
Floyd E. Wicks	44,934(2)	*
Robert J. Sprowls	20,457(3)	*
Michael P. George	2,454(4)	*
McClellan Harris III	15,373(5)	*
Denise L. Kruger	58,072(6)	*
Directors and Executive Officers as a Group	402,996(7)	2.30%(8)

**Less than one percent*

(1) Each non-employee director, other than Mr. King and Dr. Bontá, has a right to acquire on or prior to May 20, 2008, 8,000 of our common shares through the exercise of stock options and 362 of our common shares with respect to stock units credited to his or her stock option dividend equivalent account pursuant to the 2003 Non-Employee Directors Stock Plan. Mr. King has a right to acquire on or prior to May 20, 2008, 3,000 of our common shares through the exercise of stock options and 113 of our common shares with respect to stock units credited to his or her stock option dividend equivalent account pursuant to the 2003 Non-Employee Directors Stock Plan.

(2) Mr. Wicks has the right to acquire 18,205 of our common shares on or prior to May 20, 2008 through the exercise of stock options granted pursuant to the 2000 plan.

(3) Mr. Sprowls has the right to acquire 16,937 of our common shares on or prior to May 20, 2008 through the exercise of stock options granted pursuant to the 2000 plan.

(4) Mr. George has the right to acquire 2,132 of our common shares on or prior to May 20, 2008 through the exercise of stock options granted pursuant to the 2000 plan.

(5) Mr. Harris has the right to acquire 7,662 of our common shares on or prior to May 20, 2008 through the exercise of stock options granted pursuant to the 2000 plan.

(6) Ms. Kruger has the right to acquire 47,639 of our common shares on or prior to May 20, 2008 through the exercise of stock options granted pursuant to the 2000 plan.

(7) Of this amount, our directors and executive officers as a group have the right to acquire 285,878 of our common shares on or prior to May 20, 2008 through the exercise of stock options or the vesting of restricted stock units. We have not included common shares relating to stock units credited to his or her restricted stock unit account that are not vested at May 20, 2008 in this table. We have not included common shares relating to dividend equivalents that may be received by our directors and executive officers with respect to dividends declared by the board after March 21, 2008.

(8) Based on 17,243,069 common shares outstanding on March 21, 2008 and 277,874 shares which our directors, executive officers and managers as a group have the right to acquire on or prior to May 20, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

We have adopted procedures to assist our directors and executive officers in complying with Section 16(a) of the Securities Exchange Act of 1934, including assisting directors and executive officers with preparing and filing of a Form 3, Form 4s and, if applicable, Form 5s. We believe, on the basis of our review of the forms filed by directors and executive officers in 2007, that, with the exception of Dr. Bontá, all of these forms were timely filed. Dr. Bontá's initial filing of Form 3 was one day late. We are not aware of any failures by any of our executive officers to file the required forms.

PROPOSAL 1: ELECTION OF DIRECTORS

What is the experience of each nominee for election as a director?

Our board of directors has four class II directors for a two year term expiring at the end of our annual meeting of shareholders in 2010 or until their successors are duly elected and qualified.

The ages of the directors reported below are as of March 21, 2008.

The Board of Directors recommends that shareholders vote FOR each of the nominees listed below.



Mr. N.P. Dodge, Jr.
Mr. Dodge has been President of NP Dodge Company, a full-service real estate company in Omaha, Nebraska, since September 1978. He is a director of the Omaha Public Power District and Bridges Investment Fund. Mr. Dodge is 71 years old. He is a member of the nominating and governance committee and audit and finance committee, and serves as chair of the ASUS committee. Mr. Dodge has served as director since 1990.



Mr. Robert F. Kathol
Mr. Kathol has been Executive Vice President of Smith Hayes Financial Services Corporation, an investment banking firm in Omaha, Nebraska, since 2001. He is a director of Carlson Holding, a private entity, the Nebraska Community Foundation, a public entity, G.P. Investments, Inc., and Mount Mary College, a private entity. Mr. Kathol also sits on the audit and finance committee at Mount Mary College. He was Executive Vice President of Kirkpatrick, Pettis, Smith, Polian, Inc. prior to its acquisition by Smith Hayes Financial Services Corporation in 2000. Mr. Kathol is 67 years old. He is a member of the ASUS committee and is chair of the audit and finance committee. Mr. Kathol has served as a director since 1995.



Mr. Gary F. King
Mr. King retired as a senior audit partner of Deloitte & Touche LLP in 2005 after 34 years of service with the firm. During his career, he served as the lead client service partner on several of Deloitte's largest publicly-held audit clients in the defense, technology and utility industries. Mr. King is 61 years old. He is a member of the audit and finance committee and chair of the strategy and corporate development committee. Mr. King has served as a director since 2006.



Mr. Lloyd E. Ross
Mr. Ross has been the principal of L. Ross Consulting since 2003. He was Managing Partner of Invermex, LP, a developer of hotels in the southwestern United States and northern Mexico, from 1997 to 2003. From 1976, prior to becoming Managing Partner of Invermex, LP, Mr. Ross was the President and Chief Executive Officer of SMI Consulting, a commercial and industrial general contracting firm in Irvine, California. Mr. Ross is 67 years old. He has been chair of the board of directors of the company since April 1999 and has served as a director since 1995. He is a non-voting ex-officio member of each of the committees of the board.

What is the experience of each class I director?

Our board has four class I directors with terms expiring at the end of next year's annual meeting or until their successors are duly elected and qualified.

The ages of the following directors are as of March 21, 2008.



Mr. James L. Anderson
Mr. Anderson has been the Senior Vice President of Americo Life Inc. since 1996. He served for ten years as the President and Chief Executive Officer of Fremont Life Insurance Company prior to its acquisition by Americo Life Inc. He served as President and Chief Operating Officer of National American Insurance Company of California, a property and casualty company, from 1975 to 1982. Mr. Anderson is 64 years old. He is a member of our nominating and governance committee and strategy and corporate development committee, and chair of the compensation committee. He has served as a director since 1997.



Dr. Diana M. Bontá
Dr. Bontá is the Vice President of Public Affairs of the Kaiser Foundation Health Plan and Hospitals, Southern California Region. She previously served as the first Latina Director of the California Department of Health Services from 1999 to 2004. Dr. Bontá holds a doctorate and masters degrees in public health from the University of California, Los Angeles. Dr. Bontá is 57 years old. She is a member of the nominating and governance committee, the compensation committee, and the ASUS committee. She has served as a director since 2007.



Ms. Anne M. Holloway
Ms. Holloway retired from active service in the finance profession in 2000. She was a partner in Navigant Consulting, Inc., a provider of financial and strategic consulting services to Fortune 500 companies, governments and governmental agencies from 1999 to 2000. She served as President of Resolution Credit Services Corp., a subsidiary of Xerox Financial Services, from 1992 to 1998. Prior to joining the Resolution Group, Ms. Holloway held various management positions with Shawmut National Corporation, a financial services company. She is the Vice-Chair of the Board of Trustees of Sacred Heart Schools in Atherton, California. Ms. Holloway is 55 years old. She is a member of the compensation committee and strategy and corporate development committee, and chair of the nominating and governance committee. Ms. Holloway has served as director since 1998.



Mr. Floyd E. Wicks

Mr. Wicks has been the President and Chief Executive Officer of American States Water Company since its formation as a holding company for Golden State Water Company in 1998. He has served as President and Chief Executive Officer of Golden State Water Company since April 1992, and President and Chief Executive Officer of each of our other subsidiaries since their formation or acquisition by us. Mr. Wicks is 64 years old. Mr Wicks is a member of the ASUS committee and the strategy and corporate development committee. Mr. Wicks has served as a director since 1992.

How did we compensate our directors in 2007?

We paid fees to each of our directors monthly in cash and made awards of restricted stock units to our directors pursuant to the terms of the 2003 Non-Employee Directors Stock Plan in 2007 as more particularly described below. We also reimbursed each of our directors for expenses incurred in the performance of his or her duties as a director. We did not pay any other compensation to any director in 2007. Nor did we provide any perquisites or other benefits to any director in 2007 which aggregated $10,000 or more.

DIRECTOR [1] COMPENSATION FOR 2007 [9]

Name	Fees Paid or Earned in Cash ($)	Stock Awards ($) [2]	Total ($)
Lloyd E. Ross	$100,000	$33,100[3]	$133,100
James L. Anderson	54,500	52,551[4]	107,051
Dr. Diana M. Bontá	36,800	40,527[5]	77,327
N.P. Dodge, Jr.	59,900	32,897[6]	92,797
Anne M. Holloway	58,100	51,908[7]	110,008
Robert F. Kathol	60,800	33,100[3]	93,900
Gary F. King	46,575	43,392[8]	89,967

(1) Mr. Wicks, the president and chief executive officer of the company, is also a director of the company. We did not pay him any additional compensation for his services as a director or member of the ASUS committee or strategy and corporate development committee in 2007.

(2) The amounts in this column are the dollar amounts that we recognized on our financial statements for the year ended December 31, 2007 for the fair value of restricted stock units granted in 2007 and 2006 in accordance with SFAS No. 123(R). We provide information regarding the assumptions used in the calculation of these amounts in note 11 to our financial statements for the year ended December 31, 2007 in our Form 10-K filed with the Securities and Exchange Commission on March 14, 2008. We did not made any other form of stock award to any director in 2007. None of our directors forfeited any stock awards in 2007. Mr. Ross, Mr. Anderson, Dr. Bontá, Mr. Dodge, Ms. Holloway, Mr. Kathol and Mr. King had a balance of 7,915, 7,601, 1,097, 7,700, 6,918, 7,915 and 1,187 restricted stock units, respectively, credited to his or her account at December 31, 2007.

(3) Of this amount, Mr. Ross and Mr. Kathol each received restricted stock units with an aggregate grant fair value of $6,200 with respect to dividend equivalents on outstanding options. The full grant date fair value of restricted stock unit awards made in 2007 is $33,100.

(4) Of this amount, Mr. Anderson received restricted stock units with an aggregate grant date fair value of $6,200 with respect to dividend equivalents on outstanding options. The full grant date fair value of restricted stock unit awards made in 2007 is $52,551.

(5) The full grant date fair value of restricted stock unit awards made to Dr. Bontá in 2007 is $40,527.

(6) Of this amount, Mr. Dodge received restricted stock units with an aggregate grant date fair value of $6,200 with respect to dividend equivalents on outstanding options. The full grant date fair value of restricted stock unit awards made in 2007 is $32,897.

(7) Of this amount, Ms. Holloway received restricted stock units with an aggregate grant date fair value of $6,200 with respect to dividend equivalents on outstanding options. The full grant date fair value of restricted stock unit awards made in 2007 is $51,908.

(8) Of this amount, Mr. King received restricted stock units with an aggregate grant date fair value of $2,865 with respect to dividend equivalents on outstanding options. The full grant date fair value of restricted stock unit awards made in 2007 is $43,392.

(9) We did not grant any options to directors in 2007. Each director, other than Dr. Bontá and Mr. King, had options to acquire 8,000 of our common shares outstanding at December 31, 2007. Mr. King had options to acquire 3,000 of our common shares outstanding at December 31, 2007. We have not granted any options to Dr. Bontá.

We paid fees to non-employee directors of the board for services rendered in 2007 on the following basis:

- to each non-employee director, other than Mr. Ross, an annual retainer of $20,000 for service on the board, payable in equal monthly installments,
- to Mr. Ross, an annual retainer of $100,000 for his services as chair of the board, payable in equal monthly installments,
- to the chair of the audit and finance committee, an additional annual retainer of $15,000 for service as chair, payable in equal monthly installments,
- to the chair of the compensation committee, the nominating and corporate governance committee, the strategy and corporate development committee, and the ASUS committee, an additional annual retainer of $7,500 for service as chair, payable in equal monthly installments,
- to each non-employee director, other than Mr. Ross, and to each outside director who was a member of a committee, a fee of $1,200 for each board or committee meeting attended, other than the annual organizational meeting and telephonic meetings, and
- to each non-employee director, other than Mr. Ross, and to each outside director who was a member of a committee, a fee of $600 for each telephonic board or committee meeting attended.

Under the terms of our 2003 Non-Employee Directors Stock Plan, we automatically grant:

- to each non-employee director restricted stock units on the date of each annual meeting in an amount equal to the then current annual retainer payable by the company for services rendered as a director divided by the closing price of our common shares on the trading day immediately preceding the date of the annual meeting as shown on The Wall Street Journal website (www.online.wsj.com),
- to each non-employee director with no more than ten years of service (currently Mr. Anderson, Mr. King, Ms. Holloway and Dr. Bontá), additional restricted stock units on the date of each annual meeting in an amount equal to the then current annual retainer payable by the company for services rendered as a director divided by the closing price of our common shares on the trading day immediately preceding the date of the annual meeting as shown on The Wall Street Journal website (www.online.wsj.com), and
- to each non-employee director, restricted stock units on each dividend record date in an amount equal to the cash dividends payable on this date on a number of shares equal to the sum of the aggregate number of shares subject to outstanding stock options granted to a non-employee director during the preceding three years, and the aggregate number of restricted stock units credited to each non-employee director's restricted stock unit account divided by the closing price of our common shares on the dividend record date,

as shown on The Wall Street Journal website (www.online.wsj.com), which we refer to as dividend equivalents in the footnotes.

In May 2007, each non-employee director, other than Mr. King and Dr. Bontá, received 88 of our common shares in exchange for the restricted stock units credited to his or her account at such time with respect to options granted at the annual meeting in 2004, plus cash in the amount of $17 in lieu of the issuance of fractional shares. Of this amount, each of these directors received 12.27 shares in 2007, with an aggregate grant date fair value of $470, which is included in the table above, with respect to dividend equivalents on these options.

We have no non-equity incentive compensation or pension plans for non-employee directors.

We have terminated our deferred compensation plan for directors. Directors who were participants in this plan will continue to receive payment of benefits under this plan in accordance with the terms of the plan. None of our current directors are participants in this plan.

EXECUTIVE OFFICERS

What has been the business experience of our executive officers during the past five years?

We have set forth the principal occupation of each of our executive officers in the following table. Unless otherwise specified, the principal position of the executive officer is with American States Water Company. Mr. Wicks and Mr. Sprowls are also executive officers of each of our subsidiaries. Ms. Kruger, Mr. Scanlon and Ms. Tang are also officers of Chaparral City Water Company. Ms. Tang is also an officer of American States Utility Services, Inc. and its subsidiaries. The age of each executive officer is current as of March 21, 2008.

EXECUTIVE EXPERIENCE TABLE

Name	Principal Occupation and Experience	Age	Held Current Position Since
Floyd E. Wicks	President and Chief Executive Officer	64	April 1992
Robert J. Sprowls	Executive Vice President – Finance, Chief Financial Officer, Corporate Secretary and Treasurer; Senior Vice President – Finance, Chief Financial Officer, Corporate Secretary and Treasurer from June 2004 to January 2008; President, Central Illinois Light Company from April 2001 to January 2003	50	January 2008
Michael P. George	Executive Vice President of Corporate Development; President and Chief Executive Officer of Western Water Company from April 1998 to February 2007	57	February 2007
McClellan Harris III	Senior Vice President and Assistant Secretary of American States Utility Services, Inc. and its subsidiaries; Senior Vice President and Secretary of American States Utility Services, Inc. and its subsidiaries from July 2004 to May 2007; Senior Vice President – Finance, Chief Financial Officer, Treasurer and Corporate Secretary of American States Water Company and its subsidiaries from October 2002 to June 2004; Chief Financial Officer, Vice President, Treasurer and Corporate Secretary of American States Water Company from April 1997 to October 2002	56	May 2007

Name	Principal Occupation and Experience	Age	Held Current Position Since
Denise L. Kruger	Senior Vice President – Regulated Utilities of Golden State Water Company; Senior Vice President – Operations of Golden State Water Company from January 2004 to January 2008; Vice President of Customer Service, Region I of Golden State Water Company from October 2002 to January 2004	44	January 2008
Shengder D. Chang	Vice President – Environmental Quality of Golden State Water Company; Engineering and Planning Manager of Golden State Water Company from June 2005 to October 2007; Water Quality Manager of Golden State Water Company from October 2002 to June 2005	51	October 2007
James B. Gallagher	Vice President of Management Services of American States Utility Services, Inc.; Vice President of Customer Service, Region III of Golden State Water Company from April 1997 to October 2007	53	October 2007
William C. Gedney	Vice President – Asset Management of Golden State Water Company; Vice President of Water Quality of Golden State Water Company from January 2004 to October 2007; Manager of Water Quality of Golden State Water Company from 1997 to January 2004	53	October 2007
Granville R. Hodges	Vice President of Operations, of American States Utility Services, Inc.; Manager of Operations and Business Development of American States Utility Services, Inc. from May 2004 to January 2007; Customer Service Manager of Golden State Water Company from September 1996 to May 2004	48	January 2007
Diane D. Rentfrow	Vice President of Human Capital Management of Golden State Water Company; Dean of Employee Development University of Golden State Water Company from May 1996 to August 2007	59	August 2007
Patrick R. Scanlon	Vice President of Water Operations of Golden State Water Company; Vice President of Customer Service, Region II of Golden State Water Company from October 2002 to January 2008	50	January 2008
Bryan K. Switzer	Vice President - Regulatory Affairs of Golden State Water Company; Tariff Manager of Golden State Water Company from October 2000 to September 2004	51	September 2004
Eva G. Tang	Vice President - Finance, Treasurer & Assistant Secretary of Golden State Water Company	52	October 2002
Roland S. Tanner	Vice President – Customer Support Services of Golden State Water Company; Vice President of Customer Service, Region I of Golden State Water Company from September 2004 to January 2008; Regulatory Affairs Manager of Golden State Water Company from 1998 to September 2004	51	January 2008

Compensation Discussion and Analysis

Our compensation committee, which consists entirely of independent directors, reviews the performance of our executive officers, approves the salary, discretionary bonuses and stock grant awards for each executive officer pursuant to the 2000 plan and makes recommendations to the board regarding the compensation of directors. The committee, from time to time, recommends changes in the executive compensation program and the terms of our employee benefit, pension and welfare plans for approval by the independent members of the board of directors. The compensation committee also reviews trends in executive compensation and considers changes in accounting principles and tax laws that impact executive compensation.

Objectives of the Executive Compensation Program

The compensation committee has adopted four objectives that it desires to achieve in designing and implementing the company's executive compensation program:

- to align the interests of the executive officers with that of shareholders,
- to attract, retain and motivate talented and experienced executives,
- to provide fair, equitable and reasonable compensation to executive officers, and
- to reward team and individual job performance.

In order to meet the objective of aligning the interests of the executive officers with that of shareholders, the compensation committee makes stock awards to executive officers. Each of the executive officers of the company has a change in control agreement with the company, which provides for benefits in the event of a change in control if the executive officer's employment is terminated other than for cause or disability or the executive terminates employment for good reason. The compensation committee believes that change in control agreements of this type also enhance shareholder value by eliminating incentives for management to resist a change in control that may be beneficial to shareholders. The board has also approved stock ownership guidelines for executive officers of 2.5 times base salary for the chief executive officer and 1.5 times base salary for the other named executive officers to further the goal of aligning the interests of executive officers with that of shareholders. We have requested each executive officer to achieve these goals by May 2012.

In order to motivate, attract and retain talent, the compensation committee believes that it is important for the company to offer compensation packages to its executive officers that are comparable with those provided by its peers. The compensation committee therefore, as a matter of policy, bases its compensation recommendations, in part, upon a review of the executive compensation programs of members of its peer group, consisting of Aqua America, Inc., Artesian Resources Corporation, California Water Service Group, Connecticut Water Service, Inc., Middlesex Water Company, SJW Corp. and Southwest Water Company.

In order to meet the objective of providing fair and equitable compensation, the compensation committee has grouped each of our executive officers into compensation bands. The compensation committee establishes the base salary of executives assigned to a particular band and makes stock awards to these executive officers generally within the total compensation range determined to be appropriate for that band. Our named executive officers fall into three compensation bands. Mr. Wicks, the President and Chief Executive Officer, is the only executive officer in the first compensation band. Mr. George and Mr. Sprowls are considered in the second compensation band. Mr. Harris and Ms. Kruger are considered in the third compensation band.

In order to meet the objective of providing reasonable compensation, the compensation committee adjusts base salaries of our executive officers for increases in inflation. The compensation committee also takes into account the practices of the California Public Utilities Commission and the Arizona Corporation Commission relating to the reasonableness of compensation paid by the company to its executive officers, managers and other employees of its regulated utilities.

In order to meet its objective of rewarding team and individual performance, the compensation committee makes adjustments to the base salaries of individual executive officers within the parameters of the compensation band assigned to that executive officer. The compensation committee also approves annual discretionary cash bonuses at the end of the year for superior job performance during the year based on the recommendations of the chief executive officer for executive officers (other than the chief executive officer), a review of the performance of the company and the performance of each of these executive officers during the prior year. The compensation committee recognizes that the company's financial performance is dependent upon a number of factors beyond the immediate control of management, such as weather, water quality and water supply. Therefore, the compensation committee does not use any pre-set corporate or other quantitative performance targets in determining whether and to what extent discretionary bonuses should be awarded.

Executive Compensation Practices

The compensation committee engages outside consultants to assist it in understanding recent trends in executive compensation in order to make certain that the company continues to offer competitive compensation packages to its executive officers and fairly allocates equity compensation among its executive officers and managers.

The compensation committee believes that it is important for the chief executive officer to be involved in making recommendations to the compensation committee regarding changes in the company's executive compensation program and the compensation to be paid to other executive officers. Board members are not involved in the day-to-day management of the company. The chief executive officer is therefore in a better position than members of the board to know the types of programs that motivate and reward members of the current management team and to evaluate the performance of each of the other executive officers.

The compensation committee will abide by legal requirements and take any restatement into account in making compensation decisions in subsequent years.

During the past five years, the compensation committee has determined the effective date of annual stock and option awards to executive officers and managers in the following manner:

- if the compensation committee made awards at a meeting of the compensation committee in any month, other than December, the compensation committee established the effective date of the award as the date of the compensation committee meeting, and
- if the compensation committee made awards at a meeting of the compensation committee in December, the compensation committee established the effective date of the award as the first business day in January of the following year.

The compensation committee's practices with respect to awards made to new employees have varied depending upon whether the committee acted at a meeting of the compensation committee or by unanimous written consent. If the compensation committee acted at a meeting, the compensation committee established the effective date of the award as either a date prior to the effective date of employment or the date of employment. In each case, the compensation committee acted prior to the effective date of the award. If the compensation committee acted pursuant to a unanimous written consent, the compensation committee established the effective date of the award as a date after the date on which the company received the last signature on the unanimous written consent.

In every case, the compensation committee established the exercise price of stock options as the closing price of the company's common shares on the effective date of the award.

Process for Approving 2007 Executive Compensation

The compensation committee engaged Frederic W. Cook & Co., Inc., or Cook, as an independent outside compensation consultant, to analyze the company's cash and long-term equity incentive compensation programs compared to that of its peer group. All but one member of our peer group granted stock options to its named executive officers. Four members of our peer group granted restricted stock or restricted stock units to its named executive officers. Three members of our peer group granted dividend equivalents rights on stock options to its named executive officers and four members of our peer group granted dividend equivalents rights on restricted stock or restricted stock units to its named executive officers. No member of our peer group had a performance incentive plan.

Cook made recommendations to the compensation committee regarding increases in executive compensation for our executive officers based upon the compensation structure approved by the compensation committee in 2006. Cook also prepared, at the request of the compensation committee, an analysis of total cash compensation paid, adjusted for inflation at a rate of 4%, and stock awards made to the five highest paid executive officers of our peer group during 2006. Cook recommended that the compensation committee approve total cash compensation for each executive officer within the 60th to 75th percentile of the range of the compensation paid executive officers of our peer group for the compensation band assigned to that executive officer. They also recommended that the compensation committee make stock awards based on the median long-term compensation paid by our peer group for the compensation band assigned to the executive officer and establish a discretionary bonus award pool not to exceed 10% of the aggregate base salaries of our executive officers.

Cook provided the compensation committee with a brief financial comparison of our company to each member of our peer group based on annual revenues, net income, number of employees and market capitalization. We ranked at or above the median of our peer group on each of these factors.

Cook also provided the compensation committee with a comparison of our equity award practices to that of our peer group with respect to such matters as dilution, run rates, aggregate long-term value transferred to executive officers as a percentage of market capitalization and the allocation of that aggregate long-term value to the top five executive officers. Our long-term incentive share dilution as a percentage of fully diluted shares outstanding at the end of 2006 was 5.2% compared to an average of 13.9% for our peer group. The number of our stock awards in 2006 as a percentage of total shares outstanding was .75% compared to an average of .85% for our peer group. The aggregate long-term value transferred to our executive officers as a percentage of market capitalization for grants made in 2006 was .22% compared to an average of .29% for our peer group. We allocated 42.7% of this value to the named executive officers in 2006 compared to an average of 34.2% for our peer group.

Mr. Wicks recommended to the compensation committee that base salaries for each of the other executive officers be increased by 3.9%, plus a dividend equivalent adjustment equal to the number of stock options granted to the executive officer in 2005 times $0.94, with additional adjustments based on the performance of each executive officer in 2006. Mr. Wicks also provided the compensation committee with a summary of his accomplishments and that of the executive officer team in 2006.

After discussion and consideration of this information, the compensation committee decided to make no changes in the structure of the compensation program in 2007. The compensation committee approved option and restricted stock unit awards for each executive officer and manager in December 2006 and salary increases for each executive officer in January 2007. The compensation committee also approved payment of discretionary bonuses in January 2008 to 10 executive officers based on their performance in 2007.

In February 2007, we extended a formal offer of employment to Mr. George. The compensation committee approved the terms of the employment agreement as negotiated by Mr. Wicks.

In September 2007, we entered into a retention agreement with Mr. Wicks. The compensation committee approved the terms of this retention agreement based upon its review of similar agreements executed by other companies, the contributions made by Mr. Wicks during his tenure as chief executive officer, the importance of retaining Mr. Wicks' services and information previously provided by Cook to the compensation committee regarding compensation paid by our peer group to the chief executive officer.

Elements of Executive Compensation

The company's compensation program consists of five elements:

- base salary;
- discretionary cash bonuses;
- restricted stock unit and option awards;
- retirement benefits; and
- welfare and other benefits and perquisites.

Base Salary

The compensation committee approved an increase in the base salary of Mr. Wicks, Mr. Sprowls, Mr. Harris and Ms. Kruger approximately at or below the 75th percentile of the range of compensation paid to executive officers of our peer group assigned to the same compensation band in Cook's analysis, consisting of a 3.9% increase for inflation, a dividend equivalent rights adjustment and other adjustments based on the performance of the executive officer and the committee's desire to pay compensation within the 60th to 75th percentile of the range of compensation paid to executive officers of our peer group. Mr. Wicks made no recommendations concerning his own base salary. The increases in base salary approved by the compensation committee for each of the other executive officers were near or below the increases recommended by Mr. Wicks for these executive officers.

The compensation committee discontinued the practice of granting stock options with dividend equivalent rights after the stock option grants in 2005, which the committee considers to be part of the total cash compensation paid to executive officers. Under the terms of the dividend equivalent rights, each executive officer was entitled to receive cash in an amount equal to the number of shares underlying an unexercised option times the dividend payable to shareholders on each of our common shares for a period of three years. The compensation committee therefore concluded that it was appropriate to include a dividend equivalent adjustment in determining the amount of the base salary to be paid to each executive officer who had been granted stock options in 2005.

In order to induce Mr. George to become an executive officer of the company, Mr. George's annual salary was set at $375,000 pursuant to the terms of the employment agreement negotiated by Mr. Wicks. This annual salary was projected to be between the 75th and 90th percentile of the range of compensation paid to executive officers in the second band in Cook's peer group comparison.

Discretionary Cash Bonus

The compensation committee approved discretionary cash bonuses for Mr. Wicks, Mr. Harris and Ms. Kruger of $80,000, $27,870 and $27,000, respectively, in January 2008 based on their performance in 2007.

The discretionary bonus awarded to Mr. Harris and Ms. Kruger was set at approximately 10% of base salary. The discretionary bonus awarded to Mr. Wicks was set at approximately 15% of base salary in order to increase his total cash compensation paid in 2008 to between the 60th and 75th percentile of the range of compensation paid to the chief executive officers of our peer group in 2007 in accordance with the terms of his retention agreement. The compensation committee approved discretionary cash bonuses for certain executive officers for job performance in 2007 equal to approximately 7% of the aggregate base salaries of all executive officers, which is within the 10% range recommended by Cook.

Stock and Option Awards

In 2007, the compensation committee granted two types of stock awards, a stock option award and a restricted stock unit award to each of our executive officers, with 50% of the long-term incentive value in each type of award. The compensation committee did not award any stock options with cash dividend equivalent rights in 2007. Each of our current executive officers who received an award of restricted stock units in 2007 has the right to receive additional restricted stock units with a value equal to the dividend payable to common shareholders on a corresponding common share until each of the restricted stock units vest. The value of the stock awards made to each executive officer in 2007 was targeted at Cook's estimated median long-term compensation awarded executive officers of our peer group in 2006, as adjusted for inflation, for the compensation band assigned to that executive officer.

The compensation committee determined in February, 2007 that the formula used by Cook in determining the number of stock options to be granted to executive officers in January 2007 was more generous than the formula used in valuing options under SFAS 123(R). The compensation committee decided to use the SFAS 123(R) formula in determining the number of stock options to be awarded to Mr. George and to reduce, at least in part, the number of stock option awards made to the other named executive officers, other than Mr. Wicks, for 2008 by the value of the excess stock options granted in 2007. Under the terms of Mr. Wicks' retention agreement, he is entitled to receive a minimum of $200,000 in fair value of equity incentives for 2008 (as estimated by Cook), 50% of which must be in the form of stock options and 50% of which must be in the form of restricted stock.

Retirement Benefits

We have a pension plan that provides eligible employees monthly benefits based on average salary and length of service. Our named executive officers are entitled to participate in this plan, subject to limits imposed by the Internal Revenue Code, on the same basis as other employees. We also provide each of our executive officers with a supplemental retirement plan to make up benefits under the pension plan that are limited by the Internal Revenue Code and to provide additional benefits to assist us in retaining our executive officers.

Under the terms of these plans, an executive officer must have at least five years of service in order to be vested in his or her benefits under these plans. Neither Mr. Sprowls nor Mr. George is vested in these plans. However, under the terms of separate agreements, Mr. Sprowls and Mr. George have the right to receive benefits upon retirement equivalent to benefits they would have been entitled to receive as a participant in the supplemental retirement plan if the plan had been amended to provide them with five years of credited service with the company for vesting, but not benefit purposes.

Each participant in the supplemental retirement plan has the right to receive a benefit equal to the sum of 2% of compensation for each year of service before 2006 plus 3% of compensation for each year of service after 2005, up to a combined maximum of 60% of compensation, less the benefits payable under the pension plan and a percentage of primary social security benefits payable to the executive officer. For participants who were employed by us on January 1, 2006, the benefit is the greater of the benefit under the formula described in the previous sentence or the benefit under the previous formula. Under the terms of his retention agreement, Mr. Wicks is entitled to receive a benefit based on 3% of compensation per credited years of service commencing January 13, 1988, up to a maximum of 60% of compensation, less a percentage of primary social security benefits and amounts payable to Mr. Wicks under the pension plan in lieu of the benefits provided under the supplemental retirement plan. Mr. Wicks became eligible to receive the maximum amount of his retirement benefits in January 2008.

We have a 401(k) plan under which employees may invest a percentage of their pay, up to a maximum amount prescribed by law. We provide matching contributions for each of our employees who participate in the plan of 100% up to 3% of salary and 50% for more than 3% to 6% of salary. Each of our executive officers is entitled to participate in this plan on the same basis as other employees, subject to the limits imposed by the Internal Revenue Code.

We provide all active employees who were hired prior to February 1995 with medical, dental and vision benefits after retirement. All of our named executive officers, other than Mr. Sprowls and Mr. George, are entitled to these benefits.

Welfare and Other Benefits and Perquisites

We provide all active full-time employees with medical, dental and vision benefits and life insurance coverage. All employees are required to pay 15% of the company's premiums for the medical, dental and vision benefits except for certain employees at subsidiaries of American States Utility Services, Inc. We pay all premiums for life insurance coverage in the amount of $50,000 for all employees and their families, plus additional benefits if any employee suffers a covered accidental loss resulting in death, dismemberment or paralysis. Each of our executive officers is entitled to these benefits on the same basis as other employees. Each executive officer also received a holiday bonus of approximately $157 in 2007 on the same basis as other employees. In addition, Ms. Kruger received a cash award of $611 on the 15th anniversary of her employment with the company pursuant to our anniversary cash award program which is available to all employees.

All active full-time employees receive time off with pay for vacation and sick leave in accordance with company policy. Executives, other than Mr. Sprowls and Mr. George, receive vacation accrual on the basis of the number of continuous months of service, with 1 to 60 months of service equating to 20 days per year of vacation; 61 to 120 months of continuous service equating to 25 days of vacation per year and 121 months of continuous service and over equating to 26 days of vacation per year. Executives, other than Mr. Sprowls and Mr. George receive sick leave benefits on the same basis as all other employees. Mr. Sprowls and Mr. George are each entitled to 26 days of vacation per year and receive sick benefits based upon their number of years of service in the water or utility industry.

Each of our executive officers is entitled to the benefits of a travel insurance policy provided by the company and the use of a company-owned car. The company also reimburses each executive officer up to $150 per month for a single membership at a health club. Mr. Harris and Ms. Kruger are the only named executive officers that were reimbursed for health club expenses in 2007.

Changes in Compensation Programs

We did not make any changes to our executive compensation programs in 2007.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management. On the basis of this review and discussion, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and in our Form 10-K for the year ended December 31, 2007 by incorporation by reference to this proxy statement.

This report is submitted by:

James L. Anderson, Chair
Diana M. Bontá, Member
Anne M. Holloway, Member

How were certain of our executive officers compensated in 2007?

We compensated each of our most highly compensated executive officers in 2007 as more particularly described below. Unless otherwise specified, the principal position of the executive officer is with American States Water Company. We also reimbursed each of these executive officers for expenses incurred in the performance of his or her duties as an executive officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Change in Pension Value and Non-Qualified Deferred Compen-sation Earnings ($)[3]	All Other Compen-sation ($)[4]	Total ($)
Floyd E. Wicks President and Chief Executive Officer[5]	2007	$537,626	$80,000	$104,449	$138,247	$1,064,063	$37,680	$1,962,065
	2006	478,265	-	102,733	115,336	109,214	65,163	870,711
Robert J. Sprowls Executive Vice President- Finance, Chief Financial Officer, Corporate Secretary and Treasurer	2007	303,702	-	34,170	41,840	40,422	24,968	445,102
	2006	271,248	30,000	15,533	17,446	44,915	52,674	431,816
Michael P. George Executive Vice President of Corporate Development[6]	2007	317,308	-	21,135	20,554	62,821	46,705	468,523
	2006	-	-	-	-	-	-	-
McClellan Harris III Senior Vice President and Assistant Secretary of American States Utility Services, Inc.	2007	277,987	27,870	25,633	31,385	57,134	24,565	444,574
	2006	260,168	-	11,655	13,084	104,232	34,377	423,516
Denise L. Kruger Senior Vice President, Regulated Utilities of Golden State Water Company	2007	268,940	27,000	25,633	31,385	22,142	26,049	401,149
	2006	242,440	25,000	11,655	13,084	54,006	37,071	383,256

(1) The amounts in this column are the dollar amounts that we recognized on our financial statements for the year ended December 31, 2007 for the fair value of restricted stock units granted in 2007 and 2006 in accordance with SFAS No. 123(R). We provide information regarding the assumptions used in the calculation of these amounts in note 11 to our financial statements for the year ended December 31, 2007 in our Form 10-K filed with the Securities and Exchange Commission on March 14, 2008. We did not make any other type of stock award in 2007. None of our named executive officers forfeited any stock awards in 2007.

(2) The amounts in this column are the dollar amounts that we recognized on our financial statements for the year ended December 31, 2007 in accordance with SFAS No. 123(R). We provide information regarding the assumptions used to calculate the value of all awards of stock options made to executive officers in note 11 to our financial statements in our Form 10-K for the year ended December 31, 2007. None of our executive officers forfeited any option awards in 2007.

(3) This column represents the sum of the change in the value of the pension plan, the supplemental retirement plan or other retirement benefits in 2007 for each of the named executive officers. The change in the

pension value under the Golden State Water Company Pension Plan, or pension plan was $5,626, $30,536 and $5,574 for each of Mr. Wicks, Mr. Harris and Ms. Kruger, respectively. The change in the pension value under the supplemental retirement plan was $26,598 and $16,568 for each of Mr. Harris and Ms. Kruger, respectively. The change in the value of Mr. Wicks', Mr. Sprowls' and Mr. George's supplemental retirement benefits pursuant to the terms of separate agreements was $1,058,437, $40,422 and $62,821, respectively. See the Pension Benefits Table for additional information regarding the retirement age assumptions used in making these calculations. We provide additional information regarding the assumptions used to calculate the change in pension value in note 10 to our financial statements in our Form 10-K for the year ended December 31, 2007. We did not pay any executive officer above-market or preferential earnings on compensation that is deferred under a non-qualified deferred compensation plan.

(4) We provide information on the amount and types of benefits included under the heading "Other Compensation" in the table below.

(5) We have recognized the full grant date fair value of all stock and option awards granted to Mr. Wicks in 2007 regardless of the vesting of the awards since Mr. Wicks is eligible for retirement and his awards provide that his options will continue to become exercisable and the restricted stock units will continue to vest during the term of the grant after termination of his employment as a result of death, total disability or retirement. Mr. Wicks became eligible to receive the full value of his pension benefits in January 2008. We agreed to change the method of calculating Mr. Wicks' supplemental retirement benefits in 2007 under the terms of his retention agreement, which resulted in most of the increase in the value of his pension benefit.

(6) Mr. George was hired in February 2007.

The following table provides information regarding the amount and types of benefits included under the heading "All Other Compensation" in the previous table.

ALL OTHER COMPENSATION

Name	Year	Employer 401(k) Matching Contribution ($)	Life Insurance ($)[1]	Holiday Pay and Anniversary Award ($)[2]	Personal Use of Company Car ($)[3]	Travel Insurance Policy ($)[4]	Health Club ($)	Relocation Expenses ($)[5]	Dividend Equivalents Paid in Cash ($)[6]
Floyd E. Wicks	2007	$10,125	$229	$157	$10,809	$75	-	$ -	$16,285
	2006	9,900	192	156	8,151	81	-	-	46,683
Robert J. Sprowls	2007	10,125	229	157	2,854	75	-	-	11,528
	2006	9,900	192	156	3,067	81	-	20,968	18,310
Michael P. George	2007	3,245	229	157	259	75	-	42,740	-
	2006	-	-	-	-	-	-	-	-
McClellan Harris III	2007	10,125	229	156	3,391	75	1,050	-	9,539
	2006	9,900	192	156	1,771	81	300	-	21,977
Denise L. Kruger	2007	10,125	229	768	3,251	75	69	-	11,532
	2006	9,900	192	156	4,765	81	-	-	21,977

(1) We provide group term life insurance and accidental death and dismemberment insurance to each of our employees and their families. In the event of the death of an employee or a family member, his or her beneficiary is entitled to receive $50,000 under the group life insurance policy. The accidental death and dismemberment insurance pays additional benefits if an employee suffers a covered accidental loss resulting in death, dismemberment or paralysis. We prorated the premium paid on these policies equally among all employees.

(2) We made a holiday bonus payment of approximately $157 to each of our employees. In addition, Ms. Kruger received a cash award of $611 on the 15th anniversary of her employment with the company pursuant to our anniversary cash award program which is available to all employees.

(3) The value is based on an estimate of the aggregate incremental costs incurred by the company for the personal use of company-provided automobiles by each of the named executive officers.

(4) We allocated one-third of the premium of $4,617 (three year premium) for coverage under a blanket accident insurance policy that covers our directors and executive officers. The cost is equally allocated among each of the board members and executive officers.

(5) We reimbursed Mr. George for his temporary housing expenses in the San Dimas area as well as commuting expenses from his residence in Ross, California to our offices in San Dimas, California. These expenses included a gross-up for income taxes.

(6) We made cash payments to each executive officer in connection with dividend equivalent rights on options awarded in 2005 which are not included in the value of option awards in the previous table. Mr. Sprowls received cash payments in 2007 for dividend equivalent rights on options awarded in June 2004.

An executive officer has the right to exercise all vested stock options for a period of ten years following the date of grant while the executive is employed by us. An executive also has the right to exercise his or her options for three months following the date of termination of employment, unless the executive is terminated for cause. If the executive's employment is terminated as a result of death, total disability or retirement when the executive is at least 55 and the sum of the executive's age and years of employment is equal to or greater than 75, the options will continue to vest and will be exercisable by the executive (or, in the case of death, his or her personal representative) during the term of the options.

We also granted restricted stock units to each of our executive officers in 2007, which vest over a three year period. If the executive's employment is terminated for cause or the executive voluntarily terminates his or her employment, the executive will forfeit all restricted stock units that have not vested on the severance date. The restricted stock units will continue to vest if the executive's employment is terminated as a result of death, total disability or retirement when the executive is at least 55 and the sum of the executive's age and years of employment is equal to or greater than 75.

Mr. Wicks is the only executive officer who is at least 55 and whose age and years of service total at least 75. We provide information regarding the vesting of each executive's option and restricted stock unit awards in the table below describing all equity awards outstanding at December 31, 2007.

Each of the awards granted in 2007 vest at the rate of 33% one year after the date of grant, 33% two years after the date of grant and 34% three years after the date of grant.

We paid cash dividends to each of our executive officers in 2007 on the shares underlying each of the options granted in 2005 in an amount equal to the cash dividends payable on each of our common shares. Mr. Sprowls received cash payments in 2007 for dividend equivalent rights on options awarded in June 2004. We also awarded each of our executive officers restricted stock units in 2007 in an amount equal to the cash dividend payable on our common shares during the first, second, third and fourth quarters of 2007 times the number of restricted stock units granted to the executive officer divided by the closing price of our common shares on the dividend payment date as provided in the 2000 plan. The value of the restricted stock units is included in the "Stock Awards" column in the Summary Compensation Table.

What plan-based awards did we make to these executive officers in 2007?

Each of the named executive officers received a grant of stock options and restricted stock units in 2007 as more particularly described below. We do not currently have any equity or non-equity incentive plans.

GRANTS OF PLAN-BASED AWARDS IN 2007

Name	Grant Date (1)	Award Date (2)	All Stock Awards: Number of Shares of Stock or Units (#)	All Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Floyd E. Wicks	1/2/07	1/2/07	2,632.0			$101,648
	1/2/07	1/2/07		14,341	$38.62	138,247
	3/1/07	3/1/07	28.8			1,097
	6/1/07	6/1/07	30.5			1,104
	9/1/07	9/1/07	28.4			1,111
	12/1/07	12/1/07	28.5			1,189
Robert J. Sprowls	1/2/07	1/2/07	1,316.0			50,824
	1/2/07	1/2/07		7,171.0	38.62	69,128
	3/1/07	3/1/07	14.4			548
	6/1/07	6/1/07	15.2			552
	9/1/07	9/1/07	14.2			555
	12/1/07	12/1/07	14.3			594
Michael P. George	2/15/07	2/15/07	1,601.0			62,503
	2/15/07	2/15/07		6,461.0	39.04	62,284
	3/1/07	3/1/07	9.9			376
	6/1/07	6/1/07	10.5			379
	9/1/07	9/1/07	9.8			381
	12/1/07	12/1/07	9.8			408
McClellan Harris III	1/2/07	1/2/07	987.0			38,118
	1/2/07	1/2/07		5,378.0	38.62	51,844
	3/1/07	3/1/07	10.8			411
	6/1/07	6/1/07	11.4			414
	9/1/07	9/1/07	10.7			417
	12/1/07	12/1/07	10.7			446
Denise L. Kruger	1/2/07	1/2/07	987.0			38,118
	1/2/07	1/2/07		5,378.0	38.62	51,844
	3/1/07	3/1/07	10.8			411
	6/1/07	6/1/07	11.4			414
	9/1/07	9/1/07	10.7			417
	12/1/07	12/1/07	10.7			446

(1) Pursuant to the terms of the 2000 plan, the effective date of the award of dividend equivalent rights on restricted stock units is the dividend payment date for our common shares set by the board of directors.
(2) Pursuant to the terms of the 2000 plan, the award date of dividend equivalent rights is the date that the board declares the payment of a dividend on our common shares.
(3) We provide information regarding the assumptions used to calculate the value of all awards made to executive officers pursuant to the 2000 plan in note 11 to our financial statements in our Form 10-K for the year ended December 31, 2007. The values included in this table are for the full grant date fair value of the awards made in 2007 without regard to the three year vesting conditions described above.

What equity awards granted to these executive officers were outstanding at the end of the year?

Each named executive officer had the stock option and restricted stock unit awards outstanding at December 31, 2007 described in the table below.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($) (1)
Floyd E. Wicks		8,720(2)	$25.92	1/2/2015		
		9,647(3)	33.73	1/29/2016		
		14,341(4)	38.62	1/1/2017		
					4,784(11)	$180,261
Robert J. Sprowls	4,105		23.24	6/29/2014		
	3,985	4,105(2)	25.92	1/2/2015		
		4,823(5)	33.73	1/29/2016		
		7,171(6)	38.62	1/1/2017		
					2,391(12)	90,093
Michael P. George		6,461(7)	39.04	2/14/2017		
					1,640(13)	61,795
McClellan Harris III		4,105(2)	25.92	1/2/2015		
		3,618(8)	33.73	1/29/2016		
		5,378(9)	38.62	1/1/2107		
					1,794(14)	67,598
Denise L. Kruger	9,075		23.43	2/3/2012		
	9,075		23.15	12/31/2012		
	12,075		25.55	2/1/2014		
	7,970	4,105(2)	25.92	1/2/2015		
	1,782	3,618(10)	33.73	1/29/2016		
		5,378(9)	38.62	1/1/2017		
					1,794(14)	67,598

(1) We determine the market value of restricted stock units that have not vested by multiplying the number of unvested restricted stock units outstanding on December 31, 2007 by the closing price of our common shares on December 31, 2007 as reported on The Wall Street Journal website (www.online.wsj.com). The closing price of our common shares on December 31, 2007 as reported was $37.68.

(2) These options vested on January 2, 2008.

(3) Of this amount, 4,752 options vested on January 29, 2008 and the remainder will vest on January 29, 2009.

(4) Of this amount, 4,733 options vested on January 1, 2008, 4,733 options will vest on January 1, 2009 and the remainder will vest on January 1, 2010.

(5) Of this amount, 2,376 options vested on January 29, 2008 and the remainder will vest on January 29, 2009.

(6) Of this amount, 2,366 options vested on January 1, 2008, 2,366 options will vest on January 1, 2009, and the remainder will vest on January 1, 2010.

(7) Of this amount, 2,132 options vested on February 14, 2008, 2,132 options will vest on February 14, 2009 and the remainder will vest on February 14, 2010.

(8) Of this amount, 1,782 options vested on January 29, 2008 and the remainder will vest on January 29, 2009.

(9) Of this amount, 1,775 options vested on January 1, 2008, 1,775 options will vest on January 1, 2009 and the remainder will vest on January 1, 2010.

(10) Of this amount, 1,782 options vested on January 29, 2008 and the remainder will vest on January 29, 2009.

(11) Of this amount, 890 restricted stock units vested on January 1, 2008, 1,027 vested on January 29, 2008, 890 will vest on January 1, 2009, 1,060 will vest on January 29, 2009 and the remainder will vest on January 1, 2010.

(12) Of this amount, 445 restricted stock units vested on January 1, 2008, 513 vested on January 29, 2008, 445 will vest on January 1, 2009, 530 will vest on January 29, 2009 and the remainder will vest on January 1, 2010.

(13) Of this amount 541 restricted stock units vested on February 14, 2008, 541 will vest on February 14, 2009 and the remainder will vest on February 14, 2010.

(14) Of this amount 333 restricted stock units vested on January 1, 2008, 385 vested on January 29, 2008, 334 will vest on January 1, 2009, 398 will vest on January 29, 2009 and the remainder will vest on January 1, 2010.

None of our named executive officers has any outstanding equity incentive awards.

Did any of these executive officers exercise options or have restricted stock or restricted stock units vest in 2007?

Each of our named executive officers, other than Mr. George, exercised stock options in 2007. All of our named executive officers, other than Mr. George, had outstanding awards of restricted stock units vest in 2007.

OPTION EXERCISES AND STOCK VESTED IN 2007

	Option Exercises		Stock Awards	
Name	No. of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	No. of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Floyd E. Wicks	47,332	$486,838	1,002	$38,306
Robert J. Sprowls	6,361	105,287	501	19,153
Michael P. George	-	-	-	-
McClellan Harris III	57,977	863,537	376	14,374
Denise L. Kruger	6,000	95,940	376	14,374

(1) We determined the value realized on exercise of an option by determining the difference between the closing market price of our common shares at the time of exercise as reported on The Wall Street Journal website (www.online.wsj.com) and the exercise price of the option.
(2) We determined the value realized on vesting of restricted stock based on the closing market price of our common shares on the date of vesting as reported on The Wall Street Journal website (www.online.wsj.com).

What pension benefits are payable to these executive officers?

We provide information in the table below reflecting the present value of the accumulated retirement benefits provided to each of our named executive officers as of December 31, 2007.

PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)
Floyd E. Wicks (1)	Pension Plan	19	$842,348
	Other Retirement Benefit	19	2,424,715
Robert J. Sprowls (2)	Other Retirement Benefit	3	121,050
Michael P. George (2)	Other Retirement Benefit	-	62,821
McClellan Harris III (3)(4)	Pension Plan	17	551,727
	Supplemental Retirement Plan	17	233,659
Denise L. Kruger (3)	Pension Plan	15	214,101
	Supplemental Retirement Plan	15	80,216

(1) The present value of the accumulated benefit for Mr. Wicks is based on his age at December 31, 2007, since he is currently eligible to retire with full benefits. If we had assumed that Mr. Wicks would retire at age 65, the normal retirement age under each of these plans, the present value of the accumulated benefit under the pension plan would instead be $778,377. Mr. Wicks has the right to receive additional benefits under the terms of his retention agreement. If we had assumed that Mr. Wicks would retire at age 65, the present value of the accumulated benefit under this arrangement would be $2,241,166.

(2) The present value of the accumulated benefit is based on the age of 63 and 10 months for Mr. Sprowls and 65 for Mr. George. Mr. Sprowls and Mr. George have the right to receive benefits upon retirement equivalent to benefits they would have been entitled to receive as a participant in the supplemental retirement plan if the supplemental retirement plan had been amended to provide for five years of credited service with the company, for vesting but not for benefit purposes, under the terms of separate agreements. If we had assumed that Mr. Sprowls would retire at age 65, the present value of the accumulated benefit under the terms of the separate agreement would be $109,535.

(3) The present value of the accumulated benefit for Mr. Harris and Ms. Kruger is based on the age when he or she would be eligible to retire with full benefits, which is at 62. If we had assumed that each of them would retire at age 65, the normal retirement age under each of these plans, the present value of the accumulated benefit under the pension plan would instead be $428,761 and $167,813, for Mr. Harris and Ms. Kruger, respectively, and the present value of the accumulated benefit under the supplemental retirement plan would be $181,076 and $62,737, for Mr. Harris and Ms. Kruger, respectively.

(4) Mr. Harris was eligible to retire with a 42.9% reduction in benefits at December 31, 2007. If we had assumed that Mr. Harris retired at December 31, 2007, the present value of his accumulated benefit for the pension plan and the supplemental retirement plan would instead be $490,263 and $209,253, respectively.

Each of our executive officers is a participant in the pension plan. This plan is a defined benefit pension plan available to all eligible employees who are 21 years or older and have completed 1,000 hours of service in the first year of employment or in any subsequent plan year. The normal retirement benefit is 2% of an employee's five highest consecutive years' average earnings multiplied by the number of years of credited service, up to a maximum of 40 years, reduced by a percentage of primary social security benefits. Normal retirement age is 65. An employee must have five years of service in order to receive benefits under this plan. For purposes of this plan, compensation includes an executive's salary and all other reportable compensation received by the executive, except bonuses, the imputed value of the personal use of company-owned vehicles, unused vacation pay, severance pay and long-term incentive program payments, up to the maximum amount permitted under the Internal Revenue Code (which was $230,000 at January 1, 2008).

We also provide each of our executive officers additional pension benefits under the supplemental retirement plan. Each executive, other than Mr. Wicks, has the right to receive a benefit under the terms of this plan equal to the sum of 2% of compensation for each year of service before 2006 plus 3% of compensation for each year of service after 2005, up to a combined maximum of 60% of compensation, less a percentage of primary social security benefits and amounts payable to the executive under the pension plan. For participants who were employed by the company on January 1, 2006, the benefit is the greater of the benefit under the formula described in the previous sentence or the benefit under the previous formula. Under the previous formula, each executive was entitled to receive a benefit equal to the sum of 2% of compensation for each year of service, up to maximum of years. Mr. Wicks' benefit is based on 3% of compensation per credited years of service commencing January 13, 1988, up to a maximum of 60% of compensation, less a percentage of primary social security benefits and amounts payable to him under the pension plan. For the purpose of this calculation, compensation includes all compensation paid to the executive, including amounts paid pursuant to a "cash pay" annual performance incentive plan (other than an extraordinary bonus, such as a holiday, year end, anniversary or signing bonus) and dividend equivalents paid in cash to an executive in connection with awards made under the 2000 plan prior to 2006 and without regard to Internal Revenue Code limits. Mr. Sprowls and Mr. George have the right to receive benefits upon retirement equivalent to benefits they would have been entitled to receive as a participant in the supplemental retirement plan if the plan had been amended to provide them with five years of credited service with the company for vesting, but not benefit purposes, under the terms of separate agreements.

Under the terms of each of these plans, an employee who is vested may retire and receive benefits at age 55 with a reduction in benefits of 50%. An employee, who retires after age 55, but prior to age 65, will receive a lesser reduction in benefits depending upon the age at which the executive retires, unless the sum of the executive's age and years of service equals 80. Mr. Wicks is currently eligible to retire with full retirement benefits under these plans. Mr. Harris is currently eligible to retire with a benefit reduction of 42.9%.

We did not make any payments to any named executive officer under either of our pension plans or any of the separate retirement arrangements during the last year.

We also provide a Medicare supplement insurance policy for each employee who we hired prior to February 1, 1995 and his or her spouse at or after age 65. Each of our named executive officers has a right to this benefit after reaching age 65, other than Mr. Sprowls and Mr. George who we hired after February 1, 1995.

Are any of these executive officers participants in a non-qualified deferred compensation plan?

None of our named executive officers are participants in a defined contribution or non-qualified deferred compensation plan, other than our 401(k) Investment Incentive Program, which is a tax-qualified defined contribution plan available to our employees generally, and the supplemental retirement plan and arrangements described above.

What are the terms of employment agreements with executive officers?

We entered into employment agreements with Mr. Wicks and Mr. George in 2007.

Retention Agreement with Mr. Wicks

Under the terms of our agreement with Mr. Wicks, he will continue to serve as our President and Chief Executive Officer through December 31, 2008, unless either party terminates the agreement upon 90 days notice. The agreement may also be extended by mutual agreement for up to a year. We agreed, at this time, to:

- pay Mr. Wicks an annual base salary of at least $540,000,
- consider paying total compensation to him after 2007 within the 60th to 75th percentile of total compensation paid to chief executive officers of our peer group, and
- recommend to the compensation committee that we grant him equity incentives in 2008 with a fair value of $200,000, with 50% of the grant in the form of stock options and 50% of the grant in the form of restricted stock units.

In January 2008, the compensation committee approved an increase in Mr. Wicks' annual base salary to $565,000 and a bonus based upon his performance in 2007 of $80,000. The committee also granted him stock awards with a fair value of $200,000 which will proportionately vest over a three year period, with 50% of the grant in the form of stock options and 50% of the grant in the form of restricted stock units.

In addition, we agreed that, for the purposes of our supplemental pension plan, we will calculate Mr. Wicks' benefit based on 3% of compensation (as defined in the plan) per credited years of service commencing January 13, 1988, up to a maximum limit of 60% of compensation, less a percentage of primary social security benefits and amounts payable to him under the pension plan. Mr. Wicks will otherwise generally continue to have the same benefits that he currently enjoys.

Mr. Wicks has agreed to serve as a consultant to us, in certain circumstances, in order to assist us in our operations on an as-needed basis at the rate of one-half of his monthly base salary on the date of termination of employment, plus $250 per hour for each hour in excess of 40 hours during any month, for a period of six months if we do not elect to extend the term of the retention agreement and his employment with us ends prior to June 30, 2009.

If we terminate Mr. Wicks' employment prior to December 31, 2008 for any reason other than death, disability, good cause or a change in control or Mr. Wicks voluntarily terminates his employment for good reason, we must pay him additional severance benefits. Mr. Wicks must execute a general release of claims against us in order to receive these severance benefits.

Mr. Wicks may terminate his employment for good reason if we:

- significantly change the nature or scope of his authority or overall working environment or assign him duties materially inconsistent with his present duties,

- we change the principal location where he is required to perform services to a location outside southern California,

- we remove him as a director during the term of the retention agreement,

- reduce Mr. Wicks' total cash compensation and long-term incentives in breach of the retention agreement, or

- materially breach any other terms of the retention agreement if the breach remains uncured for more than 15 days following written notice by Mr. Wicks to the board identifying the material breach.

Assuming that Mr. Wicks' employment with us was terminated on December 31, 2007, other than for cause, death or disability or as a result of a change in control, and based on the assumptions set forth below, we estimate that we would make the following payments to Mr. Wicks:

- a base salary benefit of $540,000, payable in a lump sum upon termination of employment,

- an aggregate health benefit coverage benefit of $26,184 for Mr. Wicks and his eligible dependents, payable monthly for a period of three years, and

- a consulting agreement benefit of $135,000, payable in equal installments over a period of six months.

For purposes of making this calculation, we have assumed that:

- Mr. Wicks will be enrolled in our Medicare supplemental plan upon reaching age 65 in accordance with the terms of the plan which is available to all employees employed by us prior to February 1995,

- prior to reaching age 65, Mr. Wicks will continue the same health, dental and vision plans that he is currently enrolled in,

- Mr. Wicks' wife will be enrolled in our Medicare supplemental plan upon reaching age 65 in accordance with the terms of the plan which is available to family members of all employees employed by us prior to February 1995,

- prior to reaching age 65, Mr. Wicks' wife will continue the same health, dental and vision plans that she is currently enrolled in,

- there is no increase in the amount which an employee enrolled in the Medicare supplemental plan will pay during the three year period,

- the amount an employee pays for the health, dental and vision plans that Mr. Wicks and his family is currently enrolled in will increase by 15% annually on June 1, 2008, 2009 and 2010, and

- Mr. Wicks does not work more than 40 hours during any month.

We also agreed to modify Mr. Wicks' change in control arrangements as described under the heading "What are the terms of change in control agreements with executive officers?"

Employment Agreement with Mr. George

In February 2007, we extended a formal offer of employment to Mr. George. Under the terms of our employment agreement with Mr. George, we have agreed to:

- pay Mr. George an annual base salary of $375,000,

- recommend to the compensation committee that we grant him equity incentives in 2007, 2008 and 2009 with a fair value of $125,000 which would vest proportionately over a three year period from the grant date, with 50% of the grant in the form of stock options and 50% of the grant in the form of restricted stock units,

- provide him with 26 days of vacation a year,

- provide him sick benefits based on his prior years of service in the water industry,

- reimburse him up to $2,200 per month for temporary housing in the San Dimas area until May 5, 2008, plus a tax gross-up payment to cover any portion of this reimbursement that would be included in his taxable income,

- reimburse him for and reasonable commuting expenses between Ross, California and San Dimas, California until February 11, 2008, plus a tax gross-up payment to cover any portion of this reimbursement that would be included in his taxable income, and

- reimburse him for up to $75,000 in moving expenses plus a tax gross-up payment to cover any portion of this reimbursement that would be included in his taxable income.

The compensation committee also granted Mr. George the right to receive benefits upon retirement equivalent to benefits he would have been entitled to receive as a participant in the supplemental retirement plan if the plan had been amended to provide him with five years of credited service with the company for vesting, but not benefit purposes.

What are the terms of change in control agreements with executive officers?

Each of our named executive officers is a party to a change in control agreement which provides for certain benefits in the event of a change in control of the company if the executive officer's employment is terminated other than for cause or disability or the executive terminates employment for good reason. A change in control under these agreements will generally include:

- any sale or other change in ownership of substantially all of our assets, unless our business is continued by another entity in which the holders of our voting securities immediately before the event own more than 55% of the continuing entity's voting securities,

- any reorganization or merger, unless the holders of our voting securities immediately before the event own more than 55% of the continuing entity's securities and at least a majority of the members of the board of directors of the surviving entity were members of our board of directors at the time of execution of the agreement or approval by our board of directors,

- an acquisition by any person, entity or group acting in concert of more than 55% of our voting securities, unless the holders of our voting securities immediately before the event own more than 55% of the acquirer's voting securities immediately after the acquisition,

- a tender offer or exchange offer by any person, entity or group which results in such person, entity or group owning more than 25% of our voting securities, unless the tender offer is approved by a majority of the members of our board of directors who were in office at the beginning of the 12-month period preceding the commencement of the tender offer,

- a change of one-half or more of the members of our board of directors within a 12-month period, unless at least two-thirds of the directors then still in office at the beginning of the 12-month period approved the election or nomination for election of the new directors, or

- any failure by any successor to assume the change in control agreement.

In addition, an acquisition by a person or group acting in concert of more than 45% of our voting securities will be a change in control under Mr. Wicks' change in control agreement, unless the holders of our voting securities immediately before the event own more than 55% of our voting securities after the event.

Each executive, other than Mr. Wicks, may terminate his or her employment for good reason if following the change in control:

- the executive is assigned duties inconsistent in any respect with the executive's position or the executive is not re-appointed to the same position,

- the executive's salary or benefits are reduced (including the elimination of any cash incentive or other cash bonus plan, without providing adequate substitutes), or

- the executive is located at an office that increases the distance from the executive's home by more than 35 miles.

Mr. Wicks may terminate his employment for good reason if within 12 months following a change in control:

- we remove him from any of his current positions or reduce his responsibilities,

- we assign him duties inconsistent with his position,

- we move our principal place of business to a location outside southern California, or

- we breach any of our obligations under the retention agreement.

Under the change in control agreements with each executive officer, other than Mr. Wicks, we have generally agreed to pay each executive a cash lump sum payment equal to 2.99 times the sum of (i) the executive's highest annual base salary during the preceding three years, (ii) the average of the amount paid to the executive pursuant to a "cash pay" incentive plan (excluding any extraordinary bonus, such as a holiday, year end, anniversary or signing bonus) during the five calendar years preceding the date of termination of employment, and (iii) the average of the amount of cash received by the executive, with respect to dividend equivalents credited to the account of the executive during the five calendar years preceding the date of termination of employment. We have also agreed to pay the executive in a cash lump sum the difference between (i) the single sum actuarial equivalent of the executive's benefits under the pension plan and the supplemental retirement plan, if the executive were credited with three additional years of service, and (ii) the single sum actuarial equivalent of the executive's accrued benefits under the pension plan and the supplemental retirement plan at the time of the executive's termination of employment.

Under Mr. Wicks' change in control arrangements, we have agreed to pay Mr. Wicks 2.99 times his total cash compensation in effect on the date of termination if his employment terminates within 12 months following a change in control. We also agreed to pay Mr. Wicks an additional retirement benefit based on 3% of compensation per credited years of service commencing January 13, 1988, up to a maximum of 60% of compensation, less a percentage of primary social security benefits and amounts payable to Mr. Wicks under the pension plan in lieu of the benefits payable to him under the supplemental retirement plan. Mr. Wicks is currently entitled to the maximum benefit under the retention agreement.

In addition, all unvested options and restricted stock units will vest on the earlier of the change in control date or the date on which the executive's employment is terminated. For each of the executive officers, other than Mr. Wicks, a change in control will occur in the circumstances described in his or her change in control agreement. For Mr. Wicks, a change in control will occur in the circumstances described in the 2000 plan. The 2000 plan generally requires a change in ownership of more than 50% of the voting power of the company in order for there to be a change in control. The change in control agreements generally require a change in ownership of more than 45% of the voting power of the company in order for there to be a change in control.

Each of these executives, other than Mr. Wicks, also has coverage under our health and welfare benefit plans for a period of two years after termination (three years for Mr. Sprowls). Mr. Wicks is entitled to the health coverage benefits previously described under the heading "What are the terms of employment agreements with executive officers?" Each executive will also receive a gross-up payment if the executive officer is required to pay an excise tax under Section 4999 of the Internal Revenue Code.

If we are unable to deduct any payments we make under a change in control agreement, other than Mr. Wicks' retention agreement, due to the limitations imposed by Section 162(m) of the Internal Revenue Code, we will defer such payments to the extent necessary to enable us to deduct the payments. Each executive will be entitled to interest on any deferred payments at the applicable federal tax rate under the Internal Revenue Code (which changes monthly). Under Section 162(m) of the Internal Revenue Code, we may generally not deduct for federal income tax purposes annual compensation in excess of $1,000,000 paid to any named executive officer, unless it qualifies as "performance-based."

In addition, if we are required to make any payment under a change in control agreement which would be subject to Section 409A of the Internal Revenue Code, we will defer such payments until six months following the date of termination of the executive's employment. Section 409A of the Internal Revenue Code sets forth requirements applicable to deferred compensation arrangements and imposes harsh penalties on executives for non-compliance. Payments made under a change in control agreement may, in certain cases, be subject to the requirements of Section 409A.

What do we estimate we will pay each of these executive officers in the event his or her employment is terminated as a result of a change in control?

Assuming that each of our executive's employment was terminated on December 31, 2007, a change in control occurred on that date under the change in control agreements and the 2000 plan and based on the assumptions set forth in the footnotes below, we estimate that we would have made the following payments to our named executive officers:

CHANGE IN CONTROL BENEFITS [(1)]

Payments and Benefits	Floyd E. Wicks	Robert J. Sprowls	Michael P. George	McClellan Harris III	Denise L. Kruger
Payments					
Base Salary Benefit	$1,614,600	$911,950	$1,121,250	$833,313	$807,300
Consulting Agreement[(2)]	135,000	-	-	-	-
Bonus Benefit	-	55,956	-	45,413	56,292
Dividend Equivalent Rights Benefit	-	48,659	-	70,346	63,565
Excess Supplemental Executive Retirement Plan Benefit[(3)]	-	89,699	222,419	161,745	52,239
Benefits					
Welfare and Fringe Benefits[(4)]	26,184	39,593	26,395	18,936	26,395
Purchase of Automobile Benefit[(5)]	-	4,955	9,195	7,385	9,195
Stock Options Benefit[(6)]	60,397	45,111	-	25,988	62,572
Restricted Stock Units Benefit[(7)]	180,299	90,131	61,833	67,636	67,636
Tax Gross Up Payment[(8)]	-	450,455	564,066	-	406,599
Total	$2,016,480	$1,736,509	$2,005,158	$1,230,762	$1,551,793

(1) We have assumed, for purposes of preparing this table, that we make all change in control payments to each executive officer by January 31, 2008. As a result, we have not included any interest for deferral of any payments that would not be deductible under Section 162(m) of the Internal Revenue Code.

(2) We have agreed to pay Mr. Wicks $135,000 over a period of six months in the event that we terminate his employment prior to December 31, 2008 for any reason. We have assumed, for the purpose of this calculation that Mr. Wicks would not work more than 40 hours a month during this period.

(3) In calculating the single sum actuarial equivalent, we used an interest rate equal to 6%, and the mortality table named and described in detail in Section A.1 of the pension plan, after reduction, if any, of the benefit using the "Regular Factors" under Section A.4 of the pension plan, each executive officer's age at December 31, 2007, less a percentage of primary social security benefits, as required by the terms of each executive officer's change in control agreement.

(4) Welfare benefits cover 85% of dental, medical and vision insurance premiums paid by the company for each named executive officer, other than Mr. Wicks, under the insurance plans currently offered by the company, and each named executive officer's pro rata share of the group term life insurance and accidental death and dismemberment premiums based on premiums currently paid by the company for a period of three years after termination of the employment of Mr. Wicks and Mr. Sprowls, and two years after termination of employment for each of the other named executive officers. We describe the assumptions that we used in calculating Mr. Wicks' healthcare benefit under the heading "What are the terms of employment agreements with executive officers?" Mr. Wicks would not be entitled to any other welfare benefits as a result of the termination of his employment on December 31, 2007.

(5) We have estimated the value of this benefit as the difference between (i) the wholesale value of the company car which the executive officer has the right to purchase at the wholesale value, and (ii) the retail value of the car as shown in a national auto research publication.

(6) We measured the fair value of options which were not vested at December 31, 2007 using the difference between the exercise prices of the option grants and the price of our common shares on the date of each executive's termination of employment, which we assumed was December 31, 2007. The closing price of our common shares as reported on The Wall Street Journal website (www.wsjonline.wsj.com) on December 31, 2007 was $37.68.

(7) We measured the fair value of restricted stock units which were not vested at December 31, 2007 assuming the price of our common shares on the date of each executive's termination of employment was $37.68.

(8) We used 4.61% as the interest rate for determining the present value of the accelerated vesting of stock options and restricted stock units. As prescribed by the applicable regulations under Section 280G, this rate is equal to 120% of the applicable federal tax rate (compounded semiannually) for short-term periods for December 31, 2007 as set forth in Revenue Ruling 2007-70. If we make change-in-control payments to any executive officer that is in excess of three time his or her average taxable income from the company, then a 20% excise tax will be imposed under Section 4999 of the Internal Revenue Code on a portion of those payments, i.e., the excess parachute payments. In that event, we will make a tax gross up payment to the executive officer such

that the executive officer will receive an amount (after payment of income and excise taxes) equal to the amount as if the executive officer did not have to pay the 20% excise tax on the excess parachute payments. We assumed that the executive officers would have a marginal combined federal and state income tax rate of 44.2467% for payments over $1 million and 43.5577% for under $1 million.

PROPOSAL 2: APPROVAL OF 2008 STOCK INCENTIVE PLAN

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE 2008 STOCK INCENTIVE PLAN

In order to meet the objectives of our executive compensation program described under the heading "Compensation, Discussion and Analysis," the compensation committee makes stock awards to executive officers. As of March 21, 2008, only 131,846 of our common shares were available for the grant of new awards under the 2000 plan. Of this amount, we estimate that we will need approximately 2,250 shares for issuance of stock units pursuant to dividend equivalent rights granted to our executive officers in 2006, 2007 and 2008 and 1,500 shares for the issuance of common shares pursuant to grants made to two managers on March 26, 2008. We are not permitted to make any additional awards under the 2000 plan after January 26, 2010.

Effective on April 1, 2008, our board adopted, subject to shareholder approval, the 2008 Stock Incentive Plan, or 2008 plan, in order to enable the compensation committee to continue to make stock awards to eligible employees in a manner consistent with the executive compensation program adopted by the compensation committee in 2006.

Our board also approved an amendment to the 2000 plan to prohibit the award of additional awards, other than pursuant to dividend equivalent rights granted to our executive officers as of March 31, 2008. This amendment will only be effective if shareholders approve the 2008 plan. If shareholders do not approve the 2008 plan, the compensation committee will continue to grant stock awards under the 2000 plan until January 26, 2010 to the extent that common shares are available for issuance under the 2000 plan.

What are the terms of the 2008 plan?

We provide a brief summary of the terms of the 2008 plan below, which is qualified in its entirety by the full text of the 2008 plan. We suggest that you review the 2008 plan, which is attached to the end of this proxy statement, for the complete terms of the 2008 plan.

The 2008 plan is similar, in most respects, to the 2000 plan. We briefly describe the differences between the two plans under the heading "How do the terms of the 2008 plan differ from the terms of the 2000 plan?"

Purpose

The purpose of the 2008 plan is to provide stock-based incentives as a means of promoting our success by attracting, motivating, rewarding, retaining and aligning the interests of employees (including officers) with those of shareholders generally.

Eligible Employees

Our officers and key employees are generally eligible for awards under the 2008 plan. We may also grant awards to any person who becomes an employee in connection with the acquisition of another entity on terms necessary to preserve the intrinsic value of prior outstanding awards issued by the other entity, or on other terms authorized by the 2008 plan. No awards may be made to non-employee directors under the 2008 plan. Instead, we make stock awards to non-employee directors under the 2003 Non-Employee Directors Stock Plan. We describe the terms of this plan under the heading "How did we compensate directors in 2007?"

Administration

If the 2008 plan is approved by shareholders, the compensation committee will administer the 2008 plan and will make all awards under the 2008 plan. The compensation committee will have broad authority under the 2008 plan:

- to select the participants in the 2008 plan,
- to determine the number of shares subject to awards and the terms and conditions of each award, including the price (if any) to be paid for the shares or the award and the date of grant of the award (which may be a designated date after but not before the date of the committee's action),
- to permit the recipient of any award to pay the exercise or purchase price of the common shares or award in cash, by the delivery of previously owned common shares or by notice and third party payment,
- to amend the terms of an award, to accelerate the receipt or vesting of benefits and to extend benefits under an award, subject to applicable limitations under Section 409A of the Internal Revenue Code,
- to determine the fair market value of the common shares underlying an award and/or the manner in which such value will be determined,
- to make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award in connection with certain reorganizations or change in control events (as generally described below under the heading "Change in Control; Acceleration of Awards; Possible Early Termination of Awards"), and
- to interpret the 2008 plan and make all determinations and take all other actions as may be necessary or advisable for the administration of the 2008 plan.

In no case, will we make an adjustment to a stock option award under the 2008 plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award, unless due to an adjustment to reflect a stock split or similar event or a repricing approved by shareholders.

Share Limits

The maximum number of our common shares that we may issue or transfer pursuant to awards under the 2008 plan equals the sum of:

- 1,100,000 shares, plus
- the number of shares available for issuance under the 2000 plan on March 31, 2011 in excess of the number of shares underlying outstanding grants awarded under the 2000 plan, less
- any shares that we withhold after March 21, 2008 to satisfy tax withholding obligations with respect to awards granted under the 2000 plan and any shares that underlie awards that are cancelled, forfeited, failed to vest or for any reason are not paid or delivered under the 2000 plan after March 21, 2008.

We will count 2.45 shares of restricted stock or common shares for each actual share underlying a stock unit against these share limits in connection with any award of restricted stock or stock unit. For example, if 100 shares underlie a restricted stock award under the 2008 plan, we will charge 245 shares against the share limit with respect to that award.

In addition, we may not deliver more than 187,500 common shares in the aggregate pursuant to options granted as incentive stock options under the 2008 plan or grant options to any individual in any calendar year to purchase more than 50,000 of our common shares.

Share subject to awards that are not paid or exercised before they expire or are terminated, shares withheld to satisfy tax withholding obligations, and shares delivered upon payment of the exercise price will not increase the number of shares available for issuance under the 2008 plan".

Types of Awards

The 2008 plan authorizes the grant of awards which may be in the form of stock options, restricted stock or stock units. Generally speaking, an option will expire, and any other award will vest or be forfeited, not more than 10 years after the date of grant. The compensation committee will determine the vesting schedule, if any, for each award. The compensation committee may authorize settlement of awards in cash or common shares or other awards, subject to preexisting rights of participants or commitments evidenced by an award agreement.

Transfer Restrictions

Subject to customary exceptions, participants in the 2008 plan may not transfer an award other than by will or the laws of descent and distribution. Generally, only the recipient of the award may exercise the award. The compensation committee may, however, permit certain transfers of an award if the recipient of the award presents satisfactory evidence that the transfer is for estate and/or tax planning purposes to certain related persons or entities for no or only nominal consideration.

Adjustments

As is customary in incentive plans of this nature, the number and kind of shares available under the 2008 plan and the outstanding awards, as well as exercise or purchase prices and other share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to our shareholders.

Stock Options

An option is the right to purchase our common shares at a future date at a fixed or variable exercise price during a specified term not to exceed 10 years. The compensation committee must designate each option granted as either an incentive stock option or a nonqualified stock option.

The compensation committee will determine the option exercise price at the time of grant, subject to limitations in the 2008 plan. Under the 2008 plan, we may not grant an option with an exercise price that is less than 100% of the fair market value of a common share on the date of grant (110% in the case of an incentive stock option granted to a beneficial holder of more than 10% of the total combined voting power of all classes of our stock). A recipient of a stock option must make full payment for shares purchased on the exercise of an option and must pay any related taxes at the time of exercise, in cash, shares already owned, or other lawful consideration, including payment through authorized third party payment procedures, as permitted by the terms of the award agreement.

The right to exercise an option will terminate if the recipient's employment with us is terminated for cause. The compensation committee may determine the effect of a termination of service for other reasons (including retirement) on the rights and benefits under the option and in doing so may make distinctions based upon the cause of termination.

Restricted Stock Awards

A restricted stock award is an award typically for a fixed number of common shares that are subject to restrictions. The compensation committee will, at the time of award, specify the price, if any, or services the recipient must provide for the shares of restricted stock, the conditions on vesting (which may include, among others, the passage of time or specified performance objectives or both) and any other restrictions (for example, restrictions on transfer) imposed on the common shares. Unless otherwise provided in the applicable award agreement, a restricted stock award will confer voting as well as dividend rights prior to vesting of the restricted stock. If the restricted stock does not vest, the recipient must return the restricted stock to us.

Stock Unit Awards

A stock unit award is for a fixed number of common shares that will be issued to the recipient upon satisfaction of the vesting requirements (if any) of the award. The compensation committee, will at the time of the award, specify the price, if any, or services the recipient must provide for the issuance of common shares, the conditions on vesting (which may include, among others, the passage of time or specified performance objectives or both) and any other restrictions. Unlike an award of restricted stock, the recipient will not have the right to vote the underlying shares. The compensation committee may at the time of the award also grant dividend equivalent rights based on the amount of dividends declared on the underlying common shares between the date of grant and the date on which the stock unit award expires (or such earlier date as may be specified in the award agreement). Dividend equivalent rights may be payable in cash or in common shares.

Change in Control; Acceleration of Awards, Possible Early Termination of Awards

Upon the occurrence of a change in control event, each option will become immediately exercisable and each restricted stock award and stock unit may immediately vest free of restrictions, unless the compensation committee otherwise provides. Under the 2008 plan, a change in control event generally includes:

- our dissolution or liquidation, unless or business is continued by another entity in which the holders of our voting securities immediately before the event own, either directly or indirectly, more than 55% of the continuing entity's voting securities immediately after the event,

- any sale or other change in ownership of substantially all of our assets, unless our business is continued by another entity in which the holders of our voting securities immediately before the event own more than 55% of the continuing entity's voting securities,

- any reorganization or merger, unless the holders of our voting securities immediately before the event own more than 55% of the continuing entity's securities and at least a majority of the members of the board of directors of the surviving entity were members of our board of directors at the time of execution of the agreement or approval by our board of directors,

- an acquisition by any person, entity or group acting in concert of more than 45% of our voting securities, unless the holders of our voting securities immediately before the event own more than 55% of the acquirer's voting securities immediately after the acquisition,

- a tender offer or exchange offer by any person, entity or group which results in such person, entity or group owning more than 25% of our voting securities, unless the tender offer is approved by a majority of the members of our board of directors who were in office at the beginning of the 12-month period preceding the commencement of the tender offer, or

- a change of one-half or more of the members of our board of directors within a 12-month period, unless at least two-thirds of the directors then still in office at the beginning of the 12-month period approved the election or nomination for election of the new directors.

In certain circumstances, we may terminate awards that are fully accelerated and that are not exercised or settled at or prior to a change in control event, subject to any provisions for assumption, substitution or settlement. If the vesting of an award has been accelerated expressly in anticipation of an event or subject to shareholder approval of an event and the compensation committee or the board later determines that the event will not occur, the compensation committee may rescind the effect of the acceleration as to any then outstanding and unexercised or otherwise unvested awards. If any participant's employment is terminated by us upon or within one year following a change in control event, then all outstanding options and other awards that have not previously vested will vest immediately prior to the severance date and, if permitted under Section 409A of the Internal Revenue Code, all stock units will become payable upon the severance date (or, to the extent required under Section 409A, upon the date that is six months after the severance date), unless otherwise provided in the award agreement with respect to a change in control event.

Termination of or Changes to the 2008 Plan and Awards

The board may amend or terminate the 2008 plan at any time and in any manner, including a manner that increases, within 2008 plan aggregate limits, awards to officers. Under the rules of the New York Stock Exchange, we may not make any material revisions to the 2008 plan without obtaining shareholder approval of the revisions. The compensation committee may not make any new awards under the 2008 plan after March 31, 2018, although the applicable plan provisions and authority of the compensation committee will continue as to any then outstanding awards, including the authority to amend outstanding options or other awards to the extent permitted by the 2008 plan.

Generally, we may not amend outstanding options and other awards without the consent of the holder if the amendment materially and adversely affects the holder.

Securities Underlying Awards

The closing price of our common shares on March 20, 2008, as set forth on the Wall Street Journal website (www.online.wsj.com), was $36.02 per share. We plan to register our common shares available for issuance under the 2008 plan with the Securities and Exchange Commission under the Securities Act of 1933, prior to the time that we issue any shares under the 2008 plan.

The compensation committee has not granted any awards under the 2008 plan subject to shareholder approval of the 2008 plan.

Non-Exclusive Plan

The 2008 plan does not limit the authority of the compensation committee to grant awards or authorize any other compensation, with or without reference to our common shares, under any other plan or authority. However, under the rules of the New York Stock Exchange, with limited exceptions, we are not permitted to make awards under any equity compensation arrangement which has not been approved by you. We may currently only make equity compensation awards to our employees pursuant to the 2000 plan.

Other Specific Benefits

The grant of awards under the 2008 plan in the future and the nature of any such awards are subject to the compensation committee's discretion. While the number, amount and type of awards to be received by or allocated to eligible employees under the 2008 plan cannot be determined specifically, we expect to make grants similar to those made under the 2000 plan. For information regarding 2007 award grants under the 2000 plan, refer to the "Grants of Plan-Based Awards in 2007" table above.

How do the terms of the 2008 plan differ from the terms of the 2000 plan?

The terms of the two plans are substantially similar except:

- 1,050,000 shares were initially authorized for issuance under the 2000 plan, of which 129,686 shares remain available for grant; an additional 1,100,000 shares will be available for grant under the 2008 plan if the 2008 plan is approved by shareholders,

- the term of the 2008 plan expires on March 31, 2018, while the term of the 2000 plan expires on January 26, 2010,

- the grant of restricted stock or stock units reduces the number of shares available for issuance under the 2008 plan by 2.45 shares; under the 2000 plan, the grant of restricted stock or stock units reduces the number of shares available for issuance by one share,

- common shares subject to awards that are not paid or exercised before they expire or are terminated or withheld to satisfy tax obligations will not be available for future grants under the 2008 plan; if the 2008 plan is not approved by shareholders, common shares will remain available for issuance under the 2000 plan in these circumstances,

- the 2008 plan does not allow participants to pay the exercise price of an option with a promissory note; it is permissible for eligible employees who are not executive officers to pay the exercise price of an option with a promissory note under the 2000 plan, if permitted by the terms of the award agreement; the compensation committee has never authorized the payment of the option exercise price with a promissory note, and

- the change in control definition in the 2008 plan has been changed to conform in most respects to the definition used in the change in control agreements we have executed with our executive officers; generally a change in ownership of more than 45% of the voting power will result in a change in control under the 2008 plan; the 2000 plan generally requires a change in ownership of more than 50% of the voting power.

What is the federal income tax treatment of awards under the 2008 plan?

We summarize the federal income tax consequences of the 2008 plan under current federal law based upon general tax principles applicable to the 2008 plan. We do not intend this summary to be exhaustive or to constitute tax advice to any shareholder. Among other considerations, we do not describe the deferred compensation provisions of Section 409A of the Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor do we describe state or local tax consequences that may be applicable to a shareholder.

We are generally entitled to deduct, and the participant recognizes taxable income in an amount equal to, the difference between the option price and the fair market value of the shares at the time of exercise of a nonqualified stock option. With respect to incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income, either at the time of grant or exercise or (provided the participant holds the shares at least two years after grant and one year after exercise) at any later time, although the participant may be subject to the U.S. federal alternative minimum tax. Rather, the participant receives capital gains treatment on the difference between his or her basis and the ultimate sales price.

Restricted stock and stock units are taxed at the time of vesting, although employees may elect earlier taxation and convert future gains to capital gains. We will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2008 plan in connection with a change in control (as this term is used under the Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration in excess of average annual base salary if that portion exceeds certain threshold limits under the Internal Revenue Code. Certain related excise taxes also may be triggered. Furthermore, if compensation attributable to awards is not "performance-based" within the meaning of Section 162(m) of the Internal Revenue Code, we may not be permitted to deduct aggregate compensation to certain executive officers to the extent it exceeds $1,000,000 in any tax year.

What securities have we authorized for issuance under equity compensation plans?

We have made stock awards to our executive officers and managers under the 2000 plan. We have also made stock awards to our non-employee directors under the 2003 Non-Employee Directors Stock Plan. We provide information regarding the securities which have been issued and which are available for issuance under these plans in the table set forth below as of December 31, 2007. This table does not include any common shares that may be issued under our 401(k) plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan category	(a) [1] Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) [1] Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	469,390	$29.54	247,500
Equity compensation plans not approved by security holders	-	-	
Total	469,390	$29.54	247,500

[1] Amounts shown are for options granted only. We granted 62,689 restricted stock units to employees and directors as of December 31, 2007. We may not grant restricted stock units with respect to more than 118,000 of our common shares under the 2003 Non-Employee Directors Stock Plan.

PROPOSAL 3: RATIFICATION OF AUDITORS PROPOSAL

The audit and finance committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ended December 31, 2008, subject to reconsideration if our shareholders do not ratify this appointment. We expect representatives of PricewaterhouseCoopers LLP to attend the 2008 annual meeting. They will have an opportunity to make a statement at the 2008 annual meeting, if they desire to do so. They will also be available to respond to appropriate questions from you if you attend the 2008 annual meeting.

What are the audit and finance committee's pre-approval policies and procedures?

The audit and finance committee adopted a policy statement on February 2, 2004 regarding the approval of audit, audit-related, tax and other services provided by our registered public accounting firm. This policy statement specifies guidelines and procedures we will use to assist us in maintaining the independence of our registered public accounting firm and complying with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission. The audit and finance committee administers this policy statement. The policy statement established the four categories of permitted services described below, the reporting procedure for each category of permitted services, prohibited services and the pre-approval process we use for each category of permitted service.

The audit and finance committee has reviewed the advisability and acceptability of utilizing our external auditor, PricewaterhouseCoopers LLP, for non-audit services. In reviewing this matter, the committee focused on the ability of our external auditor to maintain its independence. Based on input from management and the committee's review of procedures established by PricewaterhouseCoopers LLP, the committee finds that it is both advisable and acceptable to employ our external auditor for certain limited non-audit services from time-to-time.

Principal Accounting Fees and Services

We have estimated the aggregate fees billed or we expect to be billed to us by PricewaterhouseCoopers LLP for the years ended December 31, 2007 and 2006 as follows:

Type of Fee	2006	2007
Audit Fees	$1,145,846	$1,203,147
Audit-Related Fees	-	-
Tax Fees	317,945	350,846
All Other Fees	-	-
Total	$1,463,791	$1,553,993

Audit Fees

Audit fees represent the aggregate fees billed, or which we expect we will be billed, for professional services rendered in connection with the audit of our annual financial statements, a review of our financial statements included in our Form 10-Qs filed with the Securities and Exchange Commission and services normally provided by our accountants in connection with statutory or regulatory filings and engagements. In 2007, audit fees also include $443,690 for attestation services rendered in connection with the Sarbanes-Oxley Act of 2002 and out-of-pocket expenses incurred in providing audit services.

Audit-Related Fees

Audit-related fees represent the aggregate fees billed, or which we expect we will be billed, for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and are not included in audit fees. On a quarterly basis, the audit and finance committee pre-approves a specific quarterly limit on the amount of audit related fees for non-audit services. Management is also required to report the specific engagements to the committee and obtain specific pre-approval from the committee. All fees listed above have been pre-approved by the audit and finance committee.

Tax Fees

Tax fees represent the aggregate fees billed, or which we expect we will be billed, for professional services for tax compliance, tax advice and tax planning, including tax return review, review of tax laws and regulations and cases and other support in connection with complying with federal and state tax reporting and payment requirements.

All Other Fees

We have not been billed and do not expect to be billed for other products or services not included in the categories discussed above.

OTHER MATTERS

Our management knows of no business, other than that mentioned above, to be transacted at the 2008 annual meeting. Unless otherwise instructed, the named proxies intend to vote in favor of any proposal to adjourn the 2008 annual meeting to enable management to continue to solicit proxies in favor of any proposal set forth in this proxy statement that has not obtained the requisite vote in favor of the proposal on the date of the 2008 annual meeting, and in accordance with their judgment on any other matter that may properly come before the 2008 annual meeting.

OBTAINING ADDITIONAL INFORMATION FROM US

This proxy statement incorporates by reference certain information from our financial statement footnotes in our Form 10-K for the year ended December 31, 2007. We undertake, on written or oral request, to provide you (or a beneficial owner of our securities entitled to vote), without charge, a copy of our annual report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission, including our financial statements and schedules. You should address your requests to the corporate secretary at American States Water Company, 630 East Foothill Boulevard, San Dimas, California 91773, telephone number 909-394-3600.

We also undertake, upon written or oral request, to deliver promptly a separate copy of this proxy statement to a security holder at a shared address to which a single copy of this proxy statement was delivered. If you share an address with another shareholder and wish to receive a single copy of this proxy statement, instead of multiple copies, you may direct this request to us at the address or telephone number listed above.

You may also visit our website at http://www.aswater.com to view the charters of our audit and finance committee, nominating and governance committee and compensation committee. We also provide a copy of our code of conduct and guidelines on significant governance issues on this website. You can find this information on our website by clicking on "Investors" and then clicking on "Governance". You may also request a copy of our code of conduct and guidelines on significant governance issues and the charters of our audit and finance committee, nominating and governance committee and compensation committee from us at the address set forth above.

ATTACHMENT I

AMERICAN STATES WATER COMPANY
2008 STOCK INCENTIVE PLAN
(Effective April 1, 2008)

TABLE OF CONTENTS

AMERICAN STATES WATER COMPANY
2008 STOCK INCENTIVE PLAN
(Effective April 1, 2008)

THE PLAN

1.1 Purpose

The purpose of this Plan is to promote the success of the Company by providing an additional means through the grant of Awards to attract, motivate, retain and reward key employees, including officers, whether or not directors, of the Company with awards and incentives for high levels of individual performance and improved financial performance of the Company. Capitalized terms are defined in Article 6.

1.2 Administration and Authorization; Power and Procedure.

(a) Committee. This Plan shall be administered by and all Awards to Eligible Employees shall be authorized by the Committee. Action of the Committee with respect to the administration of this Plan shall be taken pursuant to a majority vote or by written consent of its members. With respect to Awards intended to satisfy the requirements of performance-based compensation under Section 162(m) of the Code, this Plan shall be administered by a committee consisting solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code); provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. Award grants, and transactions in or involving Awards, intended to be exempt under Rule 16b-3 under the Exchange Act must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

(b) Plan Awards; Interpretation; Powers of Committee. Subject to the express provisions of this Plan, the Committee shall have the authority:

(i) to determine eligibility and, from among those persons determined to be eligible, the particular Eligible Employees who will receive an Award;

(ii) to grant Awards to Eligible Employees, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, and determine the other specific terms and conditions of such Awards consistent with the express limits of this Plan, and establish the installments (if any) in which such Awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, and establish the events of termination or reversion of such Awards;

(iii) to approve the forms of Award Agreements (which need not be identical either as to type of Award or among Participants);

(iv) to construe and interpret this Plan and any agreements defining the rights and obligations of the Company and Participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the Awards granted under this Plan;

(v) to cancel, modify, or waive the Corporation's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding Awards held by Eligible Employees, subject to any required consent under Section 5.6;

(vi) to accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding Awards (in the case of Options, within the original term of such Awards under Section 1.6), subject to Section 5.3;

(vii) to adjust the number of shares of Common Stock subject to any Award, adjust the price of any or all outstanding Awards or otherwise previously imposed terms and conditions, in such circumstances as the Committee may deem appropriate, in each case subject to Sections 1.4 and 5.6, and provided that in no case (except due to an adjustment contemplated by Section 5.2 or any repricing that may be approved by shareholders) shall such an adjustment constitute a repricing (by amendment, substitution, cancellation and regrant, exchange or other means) of the per share exercise or base price of any Option;

(viii) to determine the date of grant of an Award, which may be a designated date after but not before the date of the Committee's action (unless otherwise designated by the Committee, the date of grant of an Award shall be the date upon which the Committee took the action granting the Award);

(ix) to determine whether, and the extent to which, adjustments are required pursuant to Section 5.2 hereof and authorize the termination, conversion, substitution or succession of Awards upon the occurrence of an event of the type described in Section 5.2;

(x) to determine the Fair Market Value of the Common Stock of Awards under this Plan from time to time and/or the manner in which such value will be determined; and

(xi) to make all other determinations and take such other action as contemplated by this Plan or as may be necessary or advisable for the administration of this Plan and the effectuation of its purposes.

(c) Binding Determinations/Liability Limitation. Any action taken by, or inaction of, the Corporation, any Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any Award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

(d) Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Committee or the Board, as the case may be, may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Company shall be liable for any such action or determination taken or made or omitted in good faith.

(e) Delegation. The Committee may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or to third parties.

1.3 Participation

Awards may be granted by the Committee only to those persons that the Committee determines to be Eligible Employees. An Eligible Employee, who has been granted an Award may, if otherwise eligible, be granted additional Awards if the Committee shall so determine.

1.4 Shares Available for Awards; Share Limits.

(a) Shares Available. Subject to the provisions of Section 5.2, the capital stock that may be delivered under this Plan shall be shares of the Corporation's authorized but unissued Common Stock. The shares may be delivered for any lawful consideration.

(b) Share Limits. The maximum number of shares of Common Stock that may be delivered pursuant to Awards granted to Eligible Employees under this Plan (the "Share Limit") is equal to the sum of the following: (i) 1,100,000 shares of Common Stock, plus (ii) the number of shares of Common Stock available for additional award grant purposes under the Corporation's 2000 Stock Incentive Plan (the "2000 Plan") on March 31, 2011 that are in excess of the number of shares of Common Stock then subject to outstanding awards granted under the 2000 Plan reduced by the number of shares that, at any time after March 21, 2008 are withheld to satisfy tax withholding obligations under the 2000 Plan and the number of shares that at any time after March 21, 2008 are subject to or underlie awards that expire or for any reason are cancelled, terminated or forfeited, or fail to vest or for any other reason are not paid or delivered under the 2000 Plan. Shares issued in respect of any "Full-Value Award" granted under this Plan shall be counted against the foregoing Share Limit as 2.45 shares for every one share actually issued in connection with such Award. (For example, if an Award of 100 Restricted Stock shares are granted under this Plan, 245 shares shall be charged against the Share Limit in connection with that Award.) For this purpose, a "Full-Value Award" means any Award under this Plan that is not an Option. The following limits also apply with respect to Awards granted under this Plan:

(1) The maximum number of shares of Common Stock that may be delivered pursuant to Options qualified as Incentive Stock Options granted under this Plan is 187,500 shares.

(2) The maximum number of shares of Common Stock subject to those Options that are granted during any calendar year to any individual under this Plan is 50,000 shares.

(c) Share Reservation; Replenishment and Reissue of Unvested Awards. No Award may be granted under this Plan unless, on the date of grant, the sum of (i) the maximum number of shares issuable at any time pursuant to such Award, plus (ii) the number of shares that have previously been issued pursuant to Awards granted under this Plan, plus (iii) the maximum number of shares that may be issued at any time after such date of grant pursuant to Awards that are outstanding on such date, does not exceed the Share Limit. Shares that are subject to or underlie Awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be available for subsequent Awards under the Plan. Shares that are withheld by the Corporation to satisfy the tax withholding obligations related to the Award shall not be available for subsequent Awards under this Plan. Except as limited by law, if an Award is or may be settled only in cash, such Award need not be counted against any of the limits under this Section 1.4.

1.5 Grant of Awards.

Subject to the express provisions of this Plan, the Committee shall determine the number of shares of Common Stock subject to each Award and the price (if any) to be paid for the shares or the Award. Each Award shall be evidenced by an Award Agreement signed by the Corporation and, if required by the Committee, by the Participant.

The Award Agreement shall set forth the material terms and conditions of the Award established by the Committee consistent with the specific provisions of this Plan.

1.6 Award Period.

Each Award and all executory rights or obligations under the related Award Agreement shall expire on such date (if any) as shall be determined by the Committee, but in the case of Options not later than ten (10) years after the Award Date.

1.7 Limitations on Exercise and Vesting of Awards.

(a) Provisions for Exercise. Unless the Committee otherwise expressly provides, no Award shall be exercisable or shall vest until at least six months after the initial Award Date, and once exercisable an Award shall remain exercisable until the expiration or earlier termination of the Award.

(b) Procedure. Any exercisable Award shall be deemed to be exercised when the Secretary of the Corporation receives written notice of such exercise from the Participant, together with any required payment made in accordance with Section 2.2.

(c) Fractional Shares/Minimum Issue. Fractional share interests shall be disregarded, but may be accumulated. The Committee, however, may determine in the case of Eligible Employees that cash, other securities, or other property will be paid or transferred in lieu of any fractional share interests. No fewer than 100 shares may be purchased on exercise of any Award at one time unless the number purchased is the total number at the time available for purchase under the Award.

1.8 No Transferability; Limited Exception to Transfer Restrictions.

(a) Limit On Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 1.8, by applicable law and by the Award Agreement, as the same may be amended, (i) all Awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (ii) Awards shall be exercised only by the Participant; and (iii) amounts payable or shares issuable pursuant to an Award shall be delivered only to (or for the account of) the Participant.

(b) Exceptions. The Committee may permit Awards to be exercised by and paid only to certain persons or entities related to the Participant, including but not limited to members of the Participant's immediate family, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's immediate family, pursuant to such conditions and procedures as the Committee may establish in writing. Any permitted transfer shall be (i) subject to compliance with applicable federal and state securities laws and (ii) subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for essentially estate and/or tax planning purposes on a gratuitous or donative basis and without consideration (other than nominal consideration or in exchange for an interest in a qualified transferee). Notwithstanding the foregoing or anything to the contrary in Section 1.8(c), Incentive Stock Options and Restricted Stock Awards shall be subject to any and all additional transfer restrictions under the Code.

(c) Further Exceptions to Limits On Transfer. The exercise and transfer restrictions in Section 1.8(a) shall not apply to:

(i) transfers to the Corporation,

(ii) the designation of a beneficiary to receive benefits in the event of the Participant's death or, if the Participant has died, transfers to or exercise by the

Participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(iii) subject to applicable limits on Incentive Stock Options, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Committee,

(iv) if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by his or her legal representative, or

(v) the authorization by the Committee of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of Awards consistent with applicable laws and the express authorization of the Committee.

2. OPTIONS.

2.1 Grants.

One or more Options may be granted under this Article to any Eligible Employee. Each Option granted shall be designated in the applicable Award Agreement, by the Committee as either an Incentive Stock Option, subject to Section 2.3, or a Non-Qualified Stock Option.

2.2 Option Price.

(a) Pricing Limits. The purchase price per share of the Common Stock covered by each Option shall be determined by the Committee at the time of the Award, but shall not be less than 100% (110% in the case of an Incentive Stock Option granted to a Participant described in Section 2.4) of the Fair Market Value of the Common Stock on the date of grant.

(b) Payment Provisions. The purchase price of any shares purchased on exercise of an Option granted under this Article shall be paid in full at the time of each purchase in one or a combination of the following methods: (i) in cash or by electronic funds transfer; (ii) by check payable to the order of the Corporation; (iii) by notice and third party payment in such manner as may be authorized by the Committee; or (iv) by the delivery of shares of Common Stock of the Corporation already owned by the Participant, provided, however, that the Committee may in its absolute discretion limit the Participant's ability to exercise an Award by delivering such shares, and provided further that any shares delivered which were initially acquired upon exercise of a stock option must have been owned by the Participant at least six months as of the date of delivery. Shares of Common Stock used to satisfy the exercise price of an Option shall be valued at their Fair Market Value on the date of exercise and may not be used to increase the Share Limit.

2.3 Limitations on Grant and Terms of Incentive Stock Options.

(a) $100,000 Limit. To the extent that the aggregate "Fair Market Value" of stock with respect to which Incentive Stock Options first become exercisable by a Participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to Incentive Stock Options under this Plan and stock subject to incentive stock options under all other plans of the Company, such options shall be treated as Nonqualified Stock Options. For this purpose, the "Fair Market Value" of the stock subject to Options shall be determined as of the date the Options were awarded. In reducing the number of Options treated as Incentive Stock Options to meet the $100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted Options is necessary to meet the $100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an Incentive Stock Option.

(b) Option Period. Each Option and all rights thereunder shall expire no later than 10 years after the Award Date.

(c) Other Code Limits. Incentive Stock Options may only be granted to Eligible Employees of the Corporation or a Subsidiary that satisfies the other eligibility requirements of the Code. There shall be imposed in any Award Agreement relating to Incentive Stock Options such other terms and conditions as from time to time are required in order that the Option be an "incentive stock option" as that term is defined in Section 422 of the Code.

2.4 Limits on 10% Holders.

No Incentive Stock Option may be granted to any person who, at the time the Option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such Option is at least 110% of the Fair Market Value of the stock subject to the Option and such Option by its terms is not exercisable after the expiration of five years from the date such Option is granted.

3. RESTRICTED STOCK AWARDS.

3.1 Grants.

The Committee may, in its discretion, grant one or more Restricted Stock Awards to any Eligible Employee. Each Restricted Stock Award Agreement shall specify the number of shares of Common Stock to be issued to the Participant, the date of such issuance, the consideration for such shares (but not less than the minimum lawful consideration under applicable state law) by the Participant, the extent (if any) to which and the time (if ever) at which the Participant shall be entitled to dividends, voting and other rights in respect of the shares prior to vesting, and the restrictions (which may be based on performance criteria, passage of time or other factors or any combination thereof) imposed on such shares and the conditions of release or lapse of such restrictions. Such restrictions shall not lapse earlier than six months after the Award Date, except to the extent the Committee may otherwise provide. Stock certificates evidencing shares of Restricted Stock pending the lapse of the restrictions ("Restricted Shares") shall bear a legend making appropriate reference to the restrictions imposed hereunder and shall be held by the Corporation or by a third party designated by the Committee until the restrictions on such shares shall have lapsed and the shares shall have vested in accordance with the provisions of the Award and Section 1.7. Upon issuance of the Restricted Stock Award, the Participant may be required to provide such further assurance and documents as the Committee may require to enforce the restrictions.

3.2 Restrictions.

(a) Pre-Vesting Restraints. Except as provided in Section 3.1 and 1.8, Restricted Shares comprising any Restricted Stock Award may not be sold, assigned, transferred, pledged or otherwise disposed of or encumbered, either voluntarily or involuntarily, until the restrictions on such shares have lapsed and the shares have become vested.

(b) Dividend and Voting Rights. Unless otherwise provided in the applicable Award Agreement, a Participant receiving a Restricted Stock Award shall be entitled to cash dividend and voting rights for all shares issued even though they are not vested, provided that such rights shall terminate immediately as to any Restricted Shares which cease to be eligible for vesting.

(c) Cash Payments. If the Participant shall have paid or received cash (including any dividends) in connection with the Restricted Stock Award, the Award Agreement shall specify whether and to what extent such cash shall be returned (with or without an earnings factor) as to any Restricted Shares which cease to be eligible for vesting.

3.3 Return to the Corporation.

Unless the Committee otherwise expressly provides, Restricted Shares that remain subject to restrictions at the time of termination of employment or are subject to other conditions to vesting that have not been satisfied by the time specified in the applicable Award Agreement shall not vest and shall be returned to the Corporation in such manner and on such terms as the Committee shall therein provide.

4. STOCK UNIT AWARDS

4.1 Grants.

The Committee may, in its discretion, (a) authorize and grant to any Eligible Employee a Stock Unit Award, (b) credit to any Eligible Employee Stock Units, (c) permit an Eligible Employee to irrevocably elect to defer by means of Stock Units or receive in Stock Units all or a portion of any Award hereunder, or (d) grant Stock Units in lieu of, in exchange for, in respect of, or in addition to any other compensation or Award under this Plan. The specific terms, conditions, and provisions relating to each Stock Unit grant or election, including the applicable vesting and payout provisions of the Stock Units and the form of payment to be made at or following the vesting thereof, shall be set forth in or pursuant to the applicable Award Agreement and any relevant Company bonus, performance or other service or deferred compensation plan, in form substantially as approved by the Committee, in each case subject to compliance with Section 409A of the Code.

4.2 Payouts.

Subject to compliance with Section 409A of the Code, the Committee in the applicable Stock Unit Award Agreement or other Award Agreement or the relevant Company deferred compensation plan may permit the Eligible Employee to elect the form and time of payout of vested Stock Units on such conditions or subject to such procedures as the Committee may impose, and may permit Stock Unit offsets or other provision for payment of any applicable taxes that may be due on the crediting, vesting or payment in respect of the Stock Units.

4.3 Non-Transferability.

Rights in respect of Stock Unit Awards may not be sold, pledged, assigned, hypothecated, transferred, or otherwise disposed of or encumbered, either voluntarily or involuntarily, other than by will or the laws of descent or distribution.

4.4 Dividend Equivalent Rights.

In its discretion, the Committee may grant to any Eligible Employee "Dividend Equivalent Rights" concurrently with the grant of any Stock Unit Award, on such terms as set forth by the Committee in the Stock Unit Agreement or other applicable Award Agreement. Dividend Equivalent Rights shall be based on all or part of the amount of dividends declared on shares of Common Stock and shall be credited as of dividend payment dates, during the period between the date of grant (or such later date as the Committee may set in the Award Agreement) and the date the Stock Unit Award expires (or such earlier date as the Committee may set in the Award Agreement), as determined by the Administrator. Dividend Equivalent Rights shall be payable in cash or shares at the same time as the Stock Units to which they relate, and may be subject to such conditions, as may be determined by the Administrator.

4.5 Cancellation of Restricted Stock Units.

Unless the Committee otherwise expressly provides, Restricted Stock Units that remain subject to conditions to vesting at the time of termination of employment or service or are subject to other conditions to vesting that have not been satisfied by the time specified in the applicable Award Agreement shall not vest and shall be cancelled, unless the Committee otherwise provides in or by amendment to the applicable terms of the Award.

5. OTHER PROVISIONS

5.1 Rights of Eligible Employees, Participants and Beneficiaries.

(a) Employment Status. Status as an Eligible Employee shall not be construed as a commitment that any Award will be made under this Plan to an Eligible Employee or to Eligible Employees generally.

(b) No Employment Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any Award) shall confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Company, constitute any contract or agreement of employment or other service or affect an employee's status as an employee at will, nor shall interfere in any way with the right of the Company to change a person's compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an Award Agreement.

(c) Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and (except as provided in Section 1.4(c)) no special or separate reserve, fund or deposit shall be made to assure payment of such Awards. No Participant, Beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Company by reason of any Award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company and any Participant, Beneficiary or other person. To the extent that a Participant, Beneficiary or other person acquires a right to receive payment pursuant to any Award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

5.2 Adjustments; Acceleration.

(a) Adjustments.

(1) Upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Committee shall equitably and proportionately adjust (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of Awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding Awards, (3) the grant, purchase or exercise price of any outstanding Awards, and/or (4) the securities, cash or other property deliverable upon

exercise or payment of any outstanding Awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding Awards.

Unless otherwise expressly provided in the applicable Award Agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Corporation as an entirety, the Committee shall equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based Awards to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding performance-based Awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code, Section 409A of the Code and Section 162(m) of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 1.2, any good faith determination by the Committee as to whether an adjustment is required under the circumstances pursuant to this Section 5.2(a)(1), and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

(2) Corporate Transactions-Assumption or Termination of Awards. Upon the occurrence of any of the following: any merger, combination, consolidation, or other reorganization; any exchange of Common Stock or other securities of the Corporation; a sale of all or substantially all the business, stock or assets of the Corporation; a dissolution of the Corporation; or any other event in which the Corporation does not survive (or does not survive as a public company in respect of its Common Stock); then the Committee may make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding share-based Awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based Awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Awards as it deems reasonable in the event of a cash or property settlement and, in the case of Options or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the Award.

In any of the events referred to in this Section 5.2(a)(2), the Committee may take such action contemplated by this Section 5.2(a)(2) prior to such event (as opposed to on the occurrence of such event) to the extent that the Committee deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares.

Without limiting the generality of Section 1.2, any good faith determination by the Committee pursuant to this Section 5.2(a)(2) shall be conclusive and binding on all persons.

(b) Possible Early Termination of Accelerated Awards. If any Option or other right to acquire Common Stock under this Plan has been fully accelerated as required or permitted by Section 5.2(c) but is not exercised prior to (1) a dissolution of the Company, or (2) an event described in Section 5.2(a) that the Company does not survive, or (3) the consummation of an event described in Section 5.2(a) involving a Change in Control Event approved by the Board, such Option or right shall terminate, subject to any provision that has been expressly made by the Board or the Committee, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other settlement of such Option or right.

(c) Acceleration of Awards Upon Change in Control. Unless prior to a Change in Control Event the Committee determines that, upon its occurrence, benefits under any or all Awards shall not be accelerated or determines that only certain or limited benefits under any or all Awards shall be accelerated and the extent to which they shall be accelerated, and/or establishes a different time in respect of such Change in Control Event for such acceleration, then upon the occurrence of a Change in Control Event:

(1) Each Option shall become immediately exercisable, and

(2) Restricted Stock shall immediately vest free of restrictions, and

(3) Restricted Stock Units shall immediately vest free of restrictions and become payable.

The Committee may override the limitations on acceleration in this Section 5.2(c) by express provision in the Award Agreement and may accord any Eligible Employee a right to refuse any acceleration, whether pursuant to the Award Agreement or otherwise, in such circumstances as the Committee may approve. Any acceleration of Awards shall comply with applicable legal requirements and, if necessary to accomplish the purposes of the acceleration or if the circumstances require, may be deemed by the Committee to occur (subject to Section 5.2(d)) a limited period of time not greater than 30 days before the event. Without limiting the generality of the foregoing, the Committee may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of an Award if an event giving rise to acceleration does not occur. Notwithstanding the foregoing, an Award shall not be accelerated and/or become payable pursuant to this Section 5.2(c) to the extent that such acceleration and/or payment would cause the holder of such Award to be subject to additional tax under Section 409A of the Code with respect to such Award.

(d) Possible Rescission of Acceleration. If the vesting of an Award has been accelerated expressly in anticipation of an event or upon shareholder approval of an event and the Committee or the Board later determines that the event will not occur, the Committee may rescind the effect of the acceleration as to any then outstanding and unexercised or otherwise unvested Awards.

(e) Acceleration Upon Termination of Service Following a Change in Control. If any Participant's employment is terminated by the Company upon or within one year after a Change in Control Event, and the termination is not the result of death, Total Disability, Retirement or a termination for Cause, then, subject to the other provisions of this Section 5.2 (including without limitation Section 5.2(b) and Section 5.4), all outstanding Options and other Awards held by the Participant shall be deemed fully vested immediately prior to the Severance Date and Stock Units shall become payable upon such Severance Date (or, to the extent applicable under Section 409A, upon the date that is six months after such Severance Date), unless the Award Agreement specifies a different result in the case of a Change in Control Event. Notwithstanding the foregoing, an Award shall not be accelerated and/or become payable pursuant to this Section 5.2(e) to the extent that such acceleration and/or payment would cause the holder of such Award to be subject to additional tax under Section 409A of the Code with respect to such Award.

5.3 Effect of Termination of Service on Awards.

(a) General. The Committee shall establish the effect of a termination of employment on the rights and benefits under each Award under this Plan and in so doing may make distinctions based upon the cause of termination.

(b) Options - Resignation or Dismissal. If the Participant's employment by the Company terminates for any reason (the date of such termination being referred to as the "Severance Date") other than Retirement, Total Disability or death, or for Cause (as determined in the discretion of the Committee), the Participant shall have, unless otherwise provided in the Award Agreement and subject to earlier termination pursuant to or as contemplated by Section 1.6 or 5.2, three months after the Severance Date to exercise any Option to the extent it shall have become exercisable on the Severance Date. In the case of a termination for Cause, the Option shall terminate on the Severance Date. In other cases, the Option, to the extent not exercisable on the Severance Date, shall terminate.

(c) Options - Death or Disability. If the Participant's employment by the Company terminates as a result of Total Disability or death, the Participant, Participant's Personal Representative or his or her Beneficiary, as the case may be, shall have, unless otherwise provided in the Award Agreement and subject to earlier termination pursuant to or as contemplated by Section 1.6 or 5.2, until 12 months after the Severance Date to exercise any Option to the extent it shall have become exercisable by the Severance Date. Any Option to the extent not exercisable on the Severance Date shall terminate.

(d) Options - Retirement. If the Participant's employment by the Company terminates as a result of Retirement, the Participant, Participant's Personal Representative or his or her Beneficiary, as the case may be, shall have, unless otherwise provided in the Award Agreement and subject to earlier termination pursuant to or as contemplated by Section 1.6 or 5.2, until 12 months after the Severance Date to exercise any Option to the extent it shall have become exercisable by the Severance Date. The Option, to the extent not exercisable on the Severance Date, shall terminate.

(e) Events Not Deemed Terminations of Service. Unless Company policy or the Committee otherwise provides, the employment relationship shall not be considered terminated in the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence authorized by the Company or the Committee; provided that unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 90 days. In the case of any Eligible Employee on an approved leave of absence, continued vesting of the Award while on leave from the employ of the Company shall be suspended, unless the Committee otherwise provides or applicable law otherwise requires. In no event shall an Award be exercised after the expiration of the term set forth in the Award Agreement.

(f) Effect of Change of Subsidiary Status. For purposes of this Plan and any Award, if an entity ceases to be a Subsidiary a termination of employment shall be deemed to have occurred with respect to each Eligible Employee in respect of the Subsidiary who does not continue as an Eligible Employee in respect of another entity within the Company.

(g) Committee Discretion. Notwithstanding the foregoing provisions of this Section 5.3, in the event of, or in anticipation of, a termination of employment with the Company for any reason, other than discharge for Cause, the Committee may, in its discretion, increase the portion of the Participant's Option available to the Participant, or Participant's Beneficiary or Personal Representative, as the case may be, or, subject to the provisions of Section 1.6, extend the exercisability period upon such terms as the Committee shall determine and expressly set forth in or by amendment to the Award Agreement; provided, however, that in no event shall any such extension of the exercisability period extend such period beyond the earlier of the following dates: (i) the latest date the Option could have expired by its original terms or (ii) the 10th anniversary of the Award Date.

5.4 Compliance with Laws.

This Plan, the granting and vesting of Awards under this Plan, the offer, issuance and delivery of shares of Common Stock and/or the payment of money under this Plan or under Awards are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company, provide such assurances and representations to the Company as the Committee may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

5.5 Tax Matters.

(a) Provision for Tax Withholding or Offset. Upon any exercise, vesting, or payment of any Award or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an Incentive Stock Option prior to satisfaction of the holding period requirements of Section 422 of the Code, the Company shall have the right at its option to (i) require the Participant (or Personal Representative or Beneficiary, as the case may be) to pay or provide for payment of the minimum amount of any taxes which the Company may be required to withhold with respect to such Award event or payment or (ii) deduct from any amount payable in cash the minimum amount of any taxes which the Company may be required to withhold with respect to such cash payment. In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Committee may in its sole discretion (subject to Section 5.4) grant (either at the time of the Award or thereafter) to the Participant the right to elect, pursuant to such rules and subject to such conditions as the Committee may establish, to have the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares valued at their Fair Market Value, necessary to satisfy such minimum withholding obligation, determined in each case as of the trading day next preceding the applicable date of exercise, vesting or payment. In no event shall shares be withheld in excess of the minimum whole number required for tax withholding under applicable law.

5.6 Plan Amendment, Termination and Suspension.

(a) Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No Awards may be granted during any suspension of this Plan or after termination of this Plan, but the Committee shall retain jurisdiction as to Awards then outstanding in accordance with the terms of this Plan.

(b) Shareholder Approval. To the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the Code to preserve the intended tax consequences of the Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval.

(c) Amendments to Awards. Without limiting any other express authority of the Committee under (but subject to) the express limits of this Plan, the Committee by agreement or resolution may waive conditions of or limitations on Awards to Participants that the Committee in the prior exercise of its discretion has imposed, without the consent of a Participant, and (subject to the requirements of Section 1.2(b) and 5.6(d)) may make other changes to the terms and conditions of Awards that do not affect in any manner materially adverse to the Participant, the Participant's rights and benefits under an Award. Any amendment or other action that would constitute a repricing of an Award is subject to the limitations set forth in Section 1.2(b)(viii).

(d) Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or change affecting any outstanding Award shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of the Participant or obligations of the Company under any Award granted under this Plan prior to the effective date of such change. Changes contemplated by Section 5.2 shall not be deemed to constitute changes or amendments for purposes of this Section 5.6.

5.7 Privileges of Stock Ownership.

Except as otherwise expressly authorized by the Committee or this Plan, a Participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the Participant. No adjustment will be made for dividends or other rights as a shareholder for whom a record date is prior to such date of delivery.

5.8 Effective Date of the Plan.

This Plan is effective as of April 1, 2008. The Plan shall be submitted for and subject to shareholder approval no later than twelve months after the effective date.

5.9 Term of the Plan.

No Award will be granted under this Plan after March 31, 2018 (the "termination date"). Unless otherwise expressly provided in this Plan or in an applicable Award Agreement, any Award granted prior to the termination date may extend beyond such date, and all authority of the Committee with respect to Awards hereunder, including the authority to amend an Award, shall continue during any suspension of this Plan and in respect of Awards outstanding on the termination date.

5.10 Governing Law/Construction/Severability.

(a) Choice of Law. This Plan, the Awards, all documents evidencing Awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of California.

(b) Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

(c) Plan Construction.

(1) Rule 16b-3. It is the intent of the Corporation that the Awards and transactions permitted by Awards be interpreted in a manner that, in the case of Participants who are or may be subject to Section 16 of the Exchange Act, satisfies the applicable requirements for exemptions under Rule 16b-3. The exemption will not be available if the authorization of actions by any Committee of the Board with respect to such Awards does not satisfy the applicable conditions of Rule 16b-3. Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Awards or events under Awards.

(2) Section 162(m). It is the further intent of the Company that (to the extent the Company or Awards under this Plan may be or become subject to limitations on deductibility under Section 162(m) of the Code), Options granted with an exercise or base price not less than Fair Market Value on the date of grant will qualify as performance-based compensation or otherwise be exempt from deductibility limitations under Section 162(m) of the Code, to the extent that the authorization of the Award (or the payment thereof, as the case may be) satisfies any applicable administrative requirements thereof.

5.11 Captions.

Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

5.12 Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation.

Awards may be granted to Eligible Employees under this Plan in substitution for employee stock options, stock appreciation rights, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Employees in respect of the Company, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company, directly or indirectly, or all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption nor substitution consistent with the conversion applicable to the Common Stock in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit in Section 1.4 or other limits on the number of shares available for issuance under the Plan.

5.13 Non-Exclusivity of Plan.

Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Committee to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

5.14 No Corporate Action Restriction.

The existence of the Plan, the Award Agreements and the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Corporation to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the Corporation's or any Subsidiary's capital structure or its business, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the Corporation's or any Subsidiary's capital stock or the rights thereof, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the Corporation or any Subsidiary's assets or business, or (f) any other corporate act or proceeding by the Corporation or any Subsidiary. No Participant, Beneficiary, Personal Representative or any other person shall have any claim under any Award or Award Agreement against any member of the Board or the Committee, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action.

5.15 Other Company Benefit and Compensation Program.

Payments and other benefits received by a Participant under an Award made pursuant to this Plan shall not be deemed a part of a Participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Corporation or the Subsidiaries.

6. DEFINITIONS.

6.1 Definitions.

(a) "Award" means an award of any Option, Restricted Stock or Stock Unit or any combination thereof, whether alternative or cumulative, authorized by and granted under this Plan.

(b) "Award Agreement" means any writing setting forth the terms of an Award that has been authorized by the Committee.

(c) "Award Date" means the date upon which the Committee took the action granting an Award or such later date as the Committee designates as the Award Date at the time of the Award.

(d) "Award Period" means the period beginning on an Award Date and ending on the expiration date of such Award.

(e) "Beneficiary" means the person, persons, trust or trusts designated by a Participant or, in the absence of a designation, entitled by will or the laws of descent and distribution, to receive the benefits specified in the Award Agreement and under this Plan in the event of a Participant's death, and shall mean the Participant's executor or administrator if no other Beneficiary is designated and able to act under the circumstances.

(f) "Board" means the Board of Directors of the Corporation.

(g) "Cause" with respect to a Participant means (unless otherwise expressly provided in the applicable Award Agreement or another applicable contract with the Participant) a termination of employment based upon a finding by the Company, acting in good faith and based on its reasonable belief at the time, that the Participant:

(1) has failed to render services to the Company where such failure amounts to gross negligence or misconduct of the Participant's responsibility and duties; or

(2) has committed an act of fraud or been dishonest against the Company or any affiliate of the Company; or

(3) has been convicted of a felony or other crime involving moral turpitude.

A termination for Cause shall be deemed to occur (subject to reinstatement upon a contrary final determination by the Committee) on the date on which the Company first delivers written notice to the Participant of a finding of termination for Cause.

(h) "Change in Control Event" means any of the following events:

(1) the dissolution or liquidation of the Corporation, unless its business is continued by another entity in which holders of the Corporation's voting securities immediately before the event own, either directly or indirectly, more than 55% of the continuing entity's voting securities immediately after the event;

(2) any sale, lease, exchange or other change in ownership (in one or a series of transactions) of all or substantially all of the assets of the Corporation, unless its business is continued by another entity in which holders of the Corporation's voting securities immediately before the event own, either directly or indirectly, more than fifty-five percent (55%) of the continuing entity's voting securities immediately after the event;

(3) any reorganization or merger of the Corporation, unless (i) the holders of the Corporation's voting securities immediately before the event own, either directly or indirectly, more than fifty-five percent (55%) of the continuing or surviving entity's voting securities immediately after the event, and (ii) at least a majority of the members of the Board of Directors of the surviving entity resulting from such reorganization or merger were members of the incumbent Board of Directors of the Corporation at the time of the execution of the initial agreement or of the action of such incumbent Board of Directors providing for such reorganization or merger;

(4) an acquisition by any person, entity or group acting in concert of more than forty-five percent (45%) of the voting securities of the Corporation, unless the holders of the Corporation's voting securities immediately before the event own, either directly or indirectly, more than fifty-five percent (55%) of the acquirer's voting securities immediately after the acquisition;

(5) the consummation of a tender offer or exchange offer by an individual, entity or group which results in such individual, entity or group beneficially owning (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) twenty-five percent (25%) or more of the voting securities of the Corporation, unless the tender offer is made by the Corporation or any of its subsidiaries or the tender offer is approved by a majority of the members of the Board of Directors of the Corporation who were in office at the beginning of the twelve-month period preceding the commencement of the tender offer; or

(6) a change of one-half or more of the members of the Board of Directors of the Corporation within a twelve-month period, unless the election or nomination for election by shareholders of new directors within such period constituting a majority of the applicable Board was approved by the vote of at least two-thirds (2/3) of the directors then still in office who were in office at the beginning of the twelve-month period.

(i) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(j) "Commission" means the Securities and Exchange Commission.

(k) "Committee" means the Board or one or more committees appointed by the Board to administer all or certain aspects of this Plan, each committee to be comprised solely of one or more directors or such number as may be required under applicable law.

(l) "Common Stock" means the Common Shares of the Corporation and such other securities or property as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made under Section 5.2 of this Plan.

(m) "Company" means, collectively, the Corporation and its Subsidiaries.

(n) "Corporation" means American States Water Company, a California corporation, and its successors.

(o) "Eligible Employee" means an officer (whether or not a director) or key employee of the Company.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(q) "Fair Market Value" on any date means (1) if the stock is listed or admitted to trade on a national securities exchange, the closing price of the stock listed on The Wall Street Journal website (www.online.wsj.com), of the principal national securities exchange on which the stock is so listed or admitted to trade, on such date, or, if there is no trading of the stock on such date, then the closing price of the stock as quoted on such website on the next preceding date on which there was trading in such shares; (2) if the stock is not listed or admitted to trade on a national securities exchange, the last price for the stock on such date, as furnished by the National Association of Securities Dealers, Inc. ("NASD") through the NASDAQ National Market Reporting System or a similar organization if the NASD is no longer reporting such information; (3) if the stock is not listed or admitted to trade on a national securities exchange and is not reported on the National Market Reporting System, the mean between the bid and asked price for the stock on such date, as furnished by the NASD or a similar organization; or (4) if the stock is not listed or admitted to trade on a national securities exchange, is not reported on the National Market Reporting System and if bid and asked prices for the stock are not furnished by the NASD or a similar organization, the value as established by the Committee at such time for purposes of this Plan.

(r) "Incentive Stock Option" means an Option which is intended, as evidenced by its designation, as an incentive stock option within the meaning of Section 422 of the Code, the award of which contains such provisions and is made under such circumstances and to such persons as may be necessary to comply with that section.

(s) "Nonqualified Stock Option" means an Option that is designated as a Nonqualified Stock Option and shall include any Option intended as an Incentive Stock Option that fails to meet the applicable legal requirements thereof. Any Option granted hereunder that is not designated as an incentive stock option shall be deemed to be designated a Nonqualified Stock Option under this Plan and not an incentive stock option under the Code.

(t) "Option" means an option to purchase Common Stock granted under this Plan. The Committee shall designate any Option granted to an Eligible Employee as a Nonqualified Stock Option or an Incentive Stock Option.

(u) "Participant" means an Eligible Employee who has been granted an Award under this Plan.

(v) "Personal Representative" means the person or persons who, upon the disability or incompetence of a Participant, shall have acquired on behalf of the Participant, by legal proceeding or otherwise, the power to exercise the rights or receive benefits under this Plan and who shall have become the legal representative of the Participant.

(w) "Plan" means this 2008 Stock Incentive Plan, as it may be amended from time to time.

(x) "Restricted Shares" or "Restricted Stock" means shares of Common Stock awarded to a Participant under this Plan, subject to payment of such consideration, if any, and such conditions on vesting (which may include, among others, the passage of time, specified performance objectives or other factors) and such transfer and other restrictions as are established in or pursuant to this Plan and the related Award Agreement, for so long as such shares remain unvested under the terms of the applicable Award Agreement.

(y) "Restricted Stock Unit" means a Stock Unit subject to such conditions on vesting and payout as the Committee may determine.

(z) "Retirement" means retirement from active service as an employee or officer of the Company on or after attaining age 65.

(aa) "Rule 16b-3" means Rule 16b-3 as promulgated by the Commission pursuant to the Exchange Act, as amended from time to time.

(bb) "Section 16 Person" means a person subject to Section 16(a) of the Exchange Act.

(cc) "Securities Act" means the Securities Act of 1933, as amended from time to time.

(dd) "Stock Unit" means a bookkeeping entry that serves as a unit of measurement relative to a share of Common Stock for purposes of determining the payment of the Stock Unit grant. Stock Units are not outstanding shares of Common Stock and do not entitle a grantee to any dividend, voting or other rights in respect of any Common Stock. Stock Units may, however, by express provision in the applicable Award Agreement, entitle a Participant to dividend equivalent rights, credited in the form of cash or additional Stock Units, as determined by the Committee. Stock Units are payable in shares of Common Stock.

(ee) "Subsidiary" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation.

(ff) "Total Disability" means a "permanent and total disability" within the meaning of Section 22(e)(3) of the Code and such other disabilities, infirmities, afflictions or conditions as the Committee by rule may include.

American States
Water Company

630 East Foothill Boulevard, San Dimas, California 91773
909-394-3600 www.aswater.com

END